                                IMPORTANT NOTICE


This report was prepared exclusively for Kinross Gold Corporation (Kinross) by AMEC E&C Services Limited (AMEC). The quallity of information, conclusions and estimates contained herein is consistent with the level of effort involved in AMEC's services and based on: i) information available at the time of preparation, ii) data supplied by outside sources and iii) the assumptions, conditions and qualifications set forth in this report. This report is intended to be used by Kinross only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this report by any third party is at that party's sole risk.


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KINROSS                 Technical Report
Gold Corporation        MUSSELWHITE MINE




CONTENTS
---------------------------------------------------------------------------------------------------------------

1.0          SUMMARY .......................................................................................1-1
2.0          INTRODUCTION & TERMS OF REFERENCE .............................................................2-1
             2.1     Terms of Reference ....................................................................2-1
3.0          DISCLAIMER ....................................................................................3-1
4.0          PROPERTY DESCRIPTION AND LOCATION .............................................................4-1
5.0          ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND
             PHYSIOGRAPHY ..................................................................................5-1
             5.1     Physiography ..........................................................................5-1
             5.2     Climate ...............................................................................5-1
             5.3     Local Resources .......................................................................5-1
             5.4     Access ................................................................................5-2
             5.5     Project Infrastructure ................................................................5-2
6.0          HISTORY .......................................................................................6-1
7.0          GEOLOGICAL SETTING ............................................................................7-1
             7.1     Regional Geology ......................................................................7-1
             7.2     Property-Scale Lithology and Stratigraphy .............................................7-5
             7.3     Mine Scale Lithological and Stratigraphic Relations ...................................7-7
8.0          DEPOSIT TYPES .................................................................................8-1
9.0          MINERALIZATION ................................................................................9-1
             9.1     Styles of Gold Mineralization .........................................................9-1
             9.2     Geological Controls on Gold Mineralization ............................................9-2
             9.3     Detailed Mineralized Zone Descriptions ................................................9-4
10.0         EXPLORATION ..................................................................................10-1
             10.1    Recent Exploration ...................................................................10-1
             10.2    Future Exploration ...................................................................10-1
11.0         DRILLING .....................................................................................11-1
12.0         SAMPLING METHOD AND APPROACH .................................................................12-1
13.0         SAMPLING PREPARATION, ANALYSIS, AND SECURITY .................................................13-1
14.0         DATA VERIFICATION ............................................................................14-1
15.0         ADJACENT PROPERTIES ..........................................................................15-1
16.0         MINERAL PROCESSING AND METALLURGICAL TESTING .................................................16-1
             16.1    Mill Flowsheet .......................................................................16-1
             16.2    Planned Flowsheet Developments .......................................................16-1
             16.3    Planned Throughput Increase ..........................................................16-2
             16.4    Water Treatment ......................................................................16-3
             16.5    Tailings Disposal ....................................................................16-3
             16.6    Gold Recovery ........................................................................16-4
             16.7    Ore Processing Capital and Operating Cost Estimates ..................................16-5


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17.0         MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES                                                17-1
             17.1 Mineral Resource and Reserve Statement                                                   17-1
             17.2 Mineral Resource Estimation Methods                                                      17-2
             17.3 Mineral Resource and Reserve Validation                                                  17-6
             17.4 Classification                                                                           17-10
             17.5 Reserve Methodology                                                                      17-11
18.0         OTHER DATA AND INFORMATION                                                                    18-1
19.0         REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION PROPERTIES                                   19-1
             19.1 Mine Infrastructure                                                                      19-1
             19.2 Mining Methods                                                                           19-2
             19.3 Mobile Equipment                                                                         19-3
             19.4 Mine Production                                                                          19-4
             19.5 Processing and Recoverability                                                            19-6
             19.6 Markets and Contracts                                                                    19-6
             19.7 Environmental Considerations                                                             19-6
             19.8 Taxes 19-7
             19.9 Capital and Operating Costs                                                              19-8
             19.10 Economic Analysis                                                                       19-9
             19.11 Mine Life                                                                               19-9
20.0         INTERPRETATIONS AND CONCLUSIONS                                                               20-1
21.0         REFERENCES                                                                                    21-1


FIGURES
---------------------------------------------------------------------------------------------------------------

4-1           Musselwhite Mine Location                                                                     4-1
5-1           Mine Infrastructure on Satellite Image                                                        5-3
7-1           North Caribou Greenstone Belt Assemblages                                                     7-2
7-2           OGS Regional Mapping                                                                          7-3
7-3           Aeromagnetic Litho-Structural Interpretation                                                  7-4
7-4           Regional Stratigraphic Column                                                                 7-5
7-5           Schematic Section to Illustrate the Stratigraphic Relationship of the Felsic Volcanics        7-6
7-6           Schematic Mine Scale Stratigraphic Column                                                     7-8
9-1           Zones of Economic Mineralization                                                              9-1
9-2           Typical Orientation of a Longitudinal Fault                                                   9-3
9-3           Schematic Section Showing Relative Positions of S, C, T & WA Zones                            9-5
11-1          Distribution of all Drillhole Collars at Musselwhite                                          11-1
11-2          Surface Drillhole Collar Locations at Musselwhite                                             11-2
11-3          Underground Drillhole Collar Locations at Musselwhite                                         11-3
13-1          2002 Analytical Results for Standard 900                                                      13-2
13-2          2002 Analytical Results for Standard 999                                                      13-2
13-3          2002 Blank Sample Analyses                                                                    13-4
13-4          2002 Reject Duplicate Analyses                                                                13-4
13-5          2002 Pulp Duplicate Analyses                                                                  13-5
17-1          Grade by Easting Validation Plot                                                              17-7


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17-2          Grade by Northing Validation Plot                                                     17-8
17-3          Grade by Level Validation Plot                                                        17-9


TABLES
---------------------------------------------------------------------------------------------------------------
4-1           List of Mineral Leases and Claims Checked by AMEC                                     4-2
11-1          Drilling Summary by Year                                                              11-1
16-1          Comparison of Yearly Processing Operating Costs ($/t)                                 16-5
16-2          Projected Capital Expenditures for Processing ($000)                                  16-6
17-1          Summary of Mineral Resource* by Classification Category                               17-1
17-2          Summary of Mineral Reserve by Classification Category (US$300/oz)                     17-2
17-3          2002 Capping Levels                                                                   17-4
17-4          Summary of Statistical Properties of Assay Composites                                 17-4
17-5          2002 S Zone Variogram Model Parameters                                                17-5
17-6          Global Mean Grade Comparison                                                          17-10
17-7          Cutoff Grades and Mining Parameters by Zone                                           17-12
17-8          Cutoff Grade Parameters                                                               17-12
18-1          Annual Reconciliation Data for 2001 and 2002                                          18-1
19-1          Mobile Equipment List                                                                 19-4
19-2          LOM Production Plan                                                                   19-5
19-3          Distribution of Gold Production                                                       19-6
19-4          Average Unit Operating Costs - 1998 to 2003 ($/t)                                     19-8


APPENDICES
---------------------------------------------------------------------------------------------------------------
A             Claims List and Claims Map
B             Diamond Drill hole Location Plan
C             Process Plant Flowsheet
D             Resource and Reserve Tables
E             Histograms Cumulative Distribution Plots
F             Variogram Model
G             Block Model Cross-Sections
H             Longitudinal Reserve Sections
I             Reconciliation Results


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KINROSS                 Technical Report
Gold Corporation        MUSSELWHITE MINE




1.0     SUMMARY

        Kinross Gold Corporation (Kinross) has asked AMEC Mining and Metals
        (AMEC) to provide an independent Qualified Person's review and technical report of the Musselwhite Mine operation in Ontario, Canada. John Kiernan, P.Eng., an employee of AMEC, served as the Qualified Person responsible for preparing the technical report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Properties, and in compliance with Form 43-101F1 (the "Technical Reports"). John Kiernan, in addition to supervising the preparation of this report, conducted a review of issues related to mining. Steve Blower, P.Geo., and Pierre Lacombe, P.Eng., both employees of AMEC and Qualified Persons, conducted the geological and metallurgical reviews, respectively. John Kiernan and Steve Blower visited the Musselwhite Mine on 18 to 23 March 2003.

        The Musselwhite property is located in the Patricia Mining District in Northwestern Ontario, approximately 430 km northwest of Thunder Bay. The mine is predominantly an underground operation adjacent to, and beneath, Opapimiskan Lake. Musselwhite is operated as an unincorporated joint venture between Placer Dome Canada Limited (68.07%) and the newly formed Kinross Gold Corporation (31.93%).

        The mine has an operating agreement with local First Nations groups. The agreement was recently renewed removing previous restrictions on daily mill throughput, and including revenue-sharing provisions to help direct some of the mine's economic benefits directly into local communities. The mine operator, Placer Dome, has a sustainability policy that commits the Musselwhite Mine to a high standard of environmental stewardship. This involves protecting human health, reducing the impact of mining on the ecosystem, and returning the site to a state compatible with a healthy environment.

        Musselwhite is an Archean-aged Iron Formation hosted gold deposit located near the northeast margin of the North Caribou Greenstone Belt. Most of the mineralization is hosted by a highly tectonized iron formation unit known as 4ea that is continuous across most of the property but is only well mineralized where the permeability of the unit has been increased by structural complications such as fault intersections or fold hinge zones. Consequently mineralization within the 4ea unit is believed to be epigenetic and is associated with intense quartz flooding and the presence of pyrrhotite.

        A total of 3,261 diamond drill holes have been drilled from both surface and underground at Musselwhite. To verify the accuracy of the database, AMEC compared the assay and survey data from seventeen drill holes to source data records. No errors were found.


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        Gold assays have been completed with industry standard fire assay techniques supported by Musselwhite's QA/QC program. The program consists of the regular insertion of standard reference materials, blanks, and both pulp and reject duplicate samples into the core sample stream.

        A large number of specific gravity determinations have been completed on diamond drill core samples with a weight-in-air/weight-in-water technique. The average, 3.29, has been used in Mineral Resource and Reserve estimates.

        On 31 December 2002, the total Measured and Indicated Resource (including Mineral Reserves) was estimated to be 16.971 M tonnes with a grade of 5.91 g/t Au. This Resource is reported above a cutoff grade of
        3.00 g/t Au, reflecting a gold price of US$325/oz. An additional Resource of 3.517 M tonnes with a grade of 7.35 g/t Au (also reported at a cutoff grade of 3.00 g/t Au) has been classified as Inferred. Approximately 68% of the total Measured and Indicated Resource is within the T-Antiform zone. The remaining 32% is divided among nine other zones on the property.

        A portion of the Measured and Indicated Resource has been converted to a Proven and Probable Mineral Reserve. As of 31 December 2002, the Proven and Probable Mineral Reserve was estimated to be 11.914 Mt with a grade of 5.44 g/t Au. This Reserve is reported above a cutoff grade of 3.25 g/t Au, reflecting a gold price of US$300/oz.

        Mineral Resources and Reserves at Musselwhite are based on geologically constrained grade block models that are constructed by interpolating composited assay values with ordinary kriging or inverse distance techniques. AMEC has checked the validity of the T-Antiform portion of the models with a number of methods, including a review of reconciliation data, and is satisfied that the Reserve model provides an acceptable estimate of tonnage and grade for mine production forecasts.

        Gold milling in the treatment plant includes a conventional crushing/rod milling/ball milling circuit for size reduction, with a gravity recovery step included in the ball mill circuit. The grinding slurry is thickened before entering a cyanidation circuit, followed by a dissolved gold recovery circuit with carbon-in-pulp (CIP). The carbon handling circuit is conventional, using the heated and pressurized strip method before sludging the gold in four electrowinning cells. Dore bars are poured from both the electrowinning sludge and from gold recovered by gravity. Recovery in the mill averages 95% or slightly higher; ongoing improvements are being implemented to raise this figure.

        The majority of ore production is from underground sources, with open pits providing some feed at the beginning and end of mine life. The mine currently plans to produce approximately 232,000 ounces of gold per year.


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        The 2003 Musselwhite Mine budget and the 2003 Strategic Business Plan call for a sustained production rate of 4,000 tpd for the mine life. The entire operation is currently being modified to optimize throughput capacity.

        The mine operating and capital cost budgets and the business plan financial analysis have been reviewed and are consistent with industry standard operating practices. These documents are not publicly available and have therefore not been included with this report. Should there be a requirement to review these documents, access can be granted by requesting and signing a confidentiality agreement approved by both joint-venture partners at the mine.

        The 31 December 2002 Musselwhite Mine Mineral Resource and Mineral Reserve statement is supported by this independent review.


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2.0     INTRODUCTION & TERMS OF REFERENCE

        Kinross Gold Corporation (Kinross) has asked AMEC Mining and Metals
        (AMEC) to provide an independent Qualified Person's review and technical report of the Musselwhite Mine operation in Ontario, Canada. John Kiernan, P.Eng., an employee of AMEC, served as the Qualified Person responsible for preparing the technical report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Properties, and in compliance with Form 43-101F1 (the "Technical Reports").

        The mine is operated as an unincorporated joint venture between Placer Dome Canada Ltd (68.07%) and Kinross (31.93%). Information and data for the report were obtained from a site visit by AMEC on 18 to 23 March 2003, as well as from issuers' reports on SEDAR and directly from Placer and Kinross. The pertinent geological, mining, and metallurgical information was reviewed in sufficient detail to prepare this report. John Kiernan, in addition to supervising the preparation of this report, conducted a review of issues related to mining. Steve Blower, P.Geo., and Pierre Lacombe, P.Eng., both employees of AMEC and Qualified Persons, conducted the geological and metallurgical reviews, respectively.

2.1     TERMS OF REFERENCE

        Unless otherwise specified, all units of measurement in this report are metric and all costs are expressed in Canadian dollars. The payable metals, gold and silver, are priced in United States dollars (US$) per ounce.

        The statement of Reserves and Resources as of 31 December 2002 is based on input from Placer's Corporate office in Vancouver, utilizing a base gold price of US$300/oz and a conversion rate of 1.0 to 1.5 (CDN$ to US$). As discussed in Section 17, there are two small deposits to be mined at the end of the mine life, the Reserves for which are estimated based on information contained in feasibility studies completed in 1997 and 1998.


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3.0     DISCLAIMER

        AMEC's review of the Musselwhite Mine operation was completed based on information provided by the mine staff. In particular, Resource information was based on work carried out by Qualified Person Andrew Cheatle, Chief Geologist, and Reserve information was based on the work of Qualified Person Rob Usher, Mining Manager.


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4.0     PROPERTY DESCRIPTION AND LOCATION

        The Musselwhite property is located in the Patricia Mining District in Northwestern Ontario; NTS 53 B/9, latitude 52(degree)36'50" N and longitude 90(degree)21'43" W. The mine lies in the Opapimiskan Lake area, approximately 76 km southeast of the First Nations community of Round Lake (Weagamow), 130 km north of the town of Pickle Lake, and 430 km northwest of Thunder Bay (Figure 4-1)

        FIGURE 4-1:  MUSSELWHITE MINE LOCATION









                                    [PICTURE]












        The majority of mining to date has been performed underground on the T-Antiform deposit. Mining will continue on this deposit, supplemented by ore from six additional underground deposits and one open pit deposit near the end of the current mine plan.


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        The property consists of a total of 617 claims. There is a core holding of 338 leased mining claims; except for 96 claims, for which only mining rights are held, mining and surface rights are held for all of these. Surrounding this core holding are 279 contiguous unpatented mining claims. The core holding and unpatented claims together span approximately 5,444 and 12,104 hectares, respectively, for a total of 17,548 hectares.

        The claims have expiration dates ranging from 12 April 2003 to 12 June 2012. AMEC did not complete a detailed title search on the mineral and property holdings at Musselwhite; however, in a random check, ten mining leases and ten unpatented claims were confirmed by the Ontario Provincial Recording office to be in good standing (see Table 4-1 for a list of leases and claims that were checked). A complete list of claims and a claim map are included in Appendix A.

        TABLE 4-1:  LIST OF MINERAL LEASES AND CLAIMS CHECKED BY AMEC
        ------------------------------------------------------------------------
        MINERAL LEASES                       UNPATENTED MINERAL CLAIMS
        ========================================================================
        PA 529495                            PA 529410
        PA 529496                            PA 529429
        PA 529497                            PA 529470
        PA 529487                            PA 529518
        PA 529826                            PA 529548
        PA 529827                            PA 529566
        PA 529828                            PA 529640
        PA 529829                            PA 529807
        PA 508457                            PA 851196
        PA 508458                            PA 1173215
        ------------------------------------------------------------------------

        The mine has recently renewed an operating agreement with local First Nations groups. In the new agreement, restrictions on daily mill throughput have been removed, and revenue-sharing provisions have been incorporated to help direct some of the mine's economic benefits directly into local communities. The following is an outline of the agreement:

        THE MUSSELWHITE AGREEMENT

        "WITH THE ORIGINAL MUSSELWHITE AGREEMENT HAVING EXPIRED IN FEBRUARY 2001, A NEW AGREEMENT WAS NEGOTIATED BETWEEN THE JOINT VENTURE PARTIES, PLACER DOME AND TVX/NORMANDY AMERICAS INC., CAT LAKE FIRST NATION, NORTH CARIBOU LAKE FIRST NATION, KINGFISHER LAKE FIRST NATION, WUNNUMIN LAKE FIRST NATION, SHIBOGAMA FIRST NATIONS COUNCIL, WINDIGO FIRST NATIONS COUNCIL. IN ADDITION, THE JOINT VENTURE PARTIES HAVE MAINTAINED THE GENERAL COMPENSATION AGREEMENT WITH THE ABOVE FIRST NATIONS AND A SPECIFIC NORTH CARIBOU LAKE FIRST NATIONS TRAPPERS COMPENSATION AGREEMENT.


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        IN ADDITION TO THE OPTING OUT OF THE FEDERAL AND PROVINCIAL GOVERNMENTS,
        THE NEW MUSSELWHITE AGREEMENT DIFFERS IN STRUCTURE WHILE MAINTAINING THE MUTUAL BENEFITS OF THE OLD AGREEMENT. SALIENT POINTS ARE A "LIFE OF
        MINE" AGREEMENT PROVIDING FOR AN UNFETTERED BUSINESS WITH NO TONNAGE CAP ON THE MILL OR MILL EXPANSION. THERE WILL BE AN INCREASED EMPLOYMENT TARGET OF 30% FOR SIGNATORY AND AFFILIATE FIRST NATIONS EMPLOYEES. MOREOVER, THE SIGNATORY FIRST NATIONS HAVE AGREED TO A REVENUE SHARING AGREEMENT WHEREBY MONIES WILL FLOW DIRECTLY TO THE COMMUNITIES BASED ON THE MONTHLY OUNCE PRODUCTION OF THE MINE. THE REVENUE IS BROKEN DOWN TO THREE MAIN CATEGORIES: REVENUE SHARING, IMPLEMENTATION AND ENVIRONMENTAL DOLLARS. THE BREAKDOWN WAS DERIVED BY A FORMULA AGREED TO BY FIRST NATIONS ELDERS THAT MET TO DISCUSS THE MATTER.

        OUR GOALS FOR 2002 AND BEYOND INCLUDE BUILDING ON THE RELATIONSHIPS ALREADY DEVELOPED WITH THE SIGNATORY FIRST NATIONS, AND EXPANDING OUR RELATIONSHIPS IN THE NORTH WITH THE AFFILIATED FIRST NATIONS COMMUNITIES. WE WILL CONTINUE TO MONITOR THE PROGRESS OF THE NEW MUSSELWHITE AGREEMENT THROUGH THE WORKING OF THE MUSSELWHITE WORKING COMMITTEE, THE ENVIRONMENTAL WORKING COMMITTEE AND THE IMPLEMENTATION REVIEW COMMITTEE. MUSSELWHITE MINE WILL CONTINUE TO USE GOODS AND SERVICES FROM THE FIRST NATIONS AS WELL AS LOOKING FOR OTHER BUSINESS OPPORTUNITIES FROM THE FIRST NATIONS THAT CAN BE OFFERED TO THE MINE."


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5.0     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND
        PHYSIOGRAPHY

5.1     PHYSIOGRAPHY

        The topography of the project area is relatively flat, with granite intrusions associated with regional highlands. Local relief, which ranges from 5 m to a maximum of 45 m, can be attributed to glacial deposits in the form of moraines, eskers, and drumlins. Extensive, low-lying swampy areas surround streams, ponds, and lakes on the property. The elevation of Opapimiskan Lake is reported to be 300.5 m and 296.0 m by the East Bay Mine grid and the Surveying and Mapping Branch of the Department of Energy, Mines and Resources, respectively. Regional drainage trends northeast towards Hudson Bay, with an average gradient of 3 m/km.

        The Opapimiskan Lake area lies within the northern coniferous section of the boreal forest. Predominant species include black spruce, tamarack, and cedar, with local stands of white birch, jackpine, and poplar on better-drained areas such as eskers and moraines. A forest fire destroyed most of the area south of Opapimiskan Lake in 1979. Vegetation is slowly returning but currently has no economic value.

5.2     CLIMATE

        The nearest permanent weather monitoring station is located in Pickle Lake. Weather statistics for the period 1951-1980 indicate a mean daily temperature of -0.9(degree)C. Temperatures range between 40(degree)C and a minimum of -51(degree)C. The mean annual rainfall is recorded at 509 mm and the mean annual snowfall is 266 cm. On average, precipitation is recorded on 168 days during the course of a year. The average wind speed is 16.4 km/h, originating from the northwest 23% of the time. Winds from the west, southwest, south, and north are roughly equally divided in frequency.

5.3     LOCAL RESOURCES

        Opapimiskan Lake, once commercially fished, now receives limited fly-in fishing from a tourist resort operator. Fish species include pickerel, pike, perch, and whitefish. Animal species occupying the regenerating forest include moose, black bear, wolves, beaver, fox, and rabbit. Portions of two registered traplines cross the property, and seven others cross the winter access road.

        Five First Nations and two non-First Nations communities--a total of approximately 3,000 inhabitants--live within the vicinity of the Musselwhite project:


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        o       Kingfisher Lake lies 58 km to the northeast.

        o North Caribou Lake (aka Round Lake and Weagamow Lake) is 76 km to the northwest.

        o       Wunnumin Lake is 84 km to the east-northeast.

        o       Cat Lake is 140 km to the southwest.

        o       Mishkeegogamang (aka Osnaburgh) is 128 km to the south.

        o Pickle Lake and Central Patricia are 24 km north of Mishkeegogamang.

        Wunnumin Lake and Kingfisher Lake are affiliated with the Shibogama First Nations Council. Cat Lake and Caribou Lake are affiliated with the Windigo First Nations Council. Mishkeegogamang was previously affiliated with Windigo, but is now independent.

5.4     ACCESS

        The property is accessed by chartered air service from Thunder Bay. A 1,500 m gravel strip suitable for STOL-type (short take-off and landing) aircraft is maintained year-round on site. During summer, docking facilities for floatplanes are available on Opapimiskan Lake. A 45 km all-weather road connects the property with the North Road (formerly Ontario Provincial Highway 808) that extends north from the town of Pickle Lake.

        The communities of Mishkeegogamang and Pickle Lake have year-round road access. Communities north of Pickle Lake have winter road access from the North Road to Windigo Lake. For the remainder of the year, access to these northern communities is by aircraft.

        The community of Pickle Lake serves as a distribution centre for many of the northern communities because it has both air and ground freight services. It is also a transfer point for air traffic connecting to Thunder Bay and Sioux Lookout. Industries operating north of Pickle Lake are based on the natural resource sector and include forestry and fishing. Tourist and craft activities also create limited levels of employment opportunities.

5.5     PROJECT INFRASTRUCTURE

        The major infrastructure consists of the airstrip, some ATCO-type bunkhouses, a recreation/kitchen facility, ATCO-type offices, the mill buildings, a tailings pond, a portal and conveyor adits, an old exploration shaft, a fresh air ventilation raise, and various pump stations and drill access roads (see Figure 5-1).


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FIGURE 5-1:  MINE INFRASTRUCTURE ON SATELLITE IMAGE










                                    [PICTURE]














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6.0     HISTORY

        ------------------------------------------------------------------------
        1960           Harold and Alan Musselwhite prospect the region.

        1973           The Musselwhite Joint Venture is formed.

        1973 to 1984   Severa exploration campaigns are carried out.

        1985 to 1986   Surface drilling confirms a discovery with economic
                       potential has been made.

        1986 to 1987   A prefeasibility study is completed.

        1988 to 1989   An underground exploration program is completed. The
                       three remaining partners, Placer Dome (43%), Inco Gold
                       (32%) and Corona (25%), initiate a full feasibility study. The economics do not justify developing the mine.

        1992 to 1993   A drilling program focuses on the OP and PQ mineralized
                       zones.

        1993 Placer Dome purchases the 25% share of Musselwhite acquired by Homestake Mining Co. through the latter's merger with Corona.

        1994 An underground program begins on the T-Antiform structure. The PQ zone is explored by surface diamond drilling.

        1994 - 1995    Sinking of exploration shaft commences.

        1995           All -weather road connection to north road is completed.
                       Portal excavation commences.

        1996 The Musselwhite Joint Venture partners decide to put the property into production, and construction begins immediately following completion of a feasibility study. Underground development of the T-Antiform deposit, and open pit mining of the OP zone, begin.

        1997 The first gold bar is poured on 10 March 1997, and the mine enters commercial production on 1 April 1997. Production from the open pit is suspended in August 1997 (but resumes later in mine life on the Snoppy open pit).

        2001           One million ounces are produced as of 7 November 2001.

        2002           Underground crusher and conveyor are commissioned.

        2002 to 2003   A merger of Kinross, TVX, and Echo Bay is proposed and
                       completed. The new Kinross Gold Corporation acquires
                       approximately 32% of the Musselwhite Mine.
        ------------------------------------------------------------------------

        The Weagamow-North Caribou Lake belt was first mapped by Satterly (1941) at a scale of 1" to 1 mile. Emslie (1962), Thurston (1979) and Andrews et al. (1981) subsequently mapped the area at a reconnaissance scale. In 1960, the ODM (now OGS) completed an airborne magnetic survey over the belt at a scale of 1" to 1 mile.

        From 1984 to 1986, an integrated geosciences survey of the belt was undertaken by the Ontario Geological Survey. This work included bedrock and surface mapping, mineral deposit and aggregate assessment studies, and reconnaissance till prospecting for gold. Results of this work are reported by Breaks et al. (1984, 1985, and 1986) and Piroshco and Shields (1985). The area was also covered by an airborne electromagnetic and magnetic survey in 1985 (OGS 1985).


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        Kenpat Mines Ltd first discovered gold mineralization in the Opapimiskan
        Lake area, in 1962. Exploration efforts were restricted to a gold-bearing quartz-carbonate vein on the north shore of Opapimiskan Lake, and to an occurrence named "IF Showing" on the south shore. Late in 1963, Kenpat conducted geophysical and geological mapping surveys, performed extensive trenching, and completed 20 diamond drill holes totalling 1,171 m prior to abandoning the property.

        The Musselwhite Joint Venture was formed in 1973 to explore the Opapimiskan Lake area for gold mineralization. Three surface gold showings, the No.1, No.2, and Everyway showings, were discovered by Harold and Allan Musselwhite by panning regolith material covering iron formation outcroppings on the south shore of Opapimiskan Lake.

        During the period 1973 through 1983, considerable exploration in the form of prospecting, geological mapping, soil and rock sampling, trenching, geophysical surveying, and extensive surface diamond drilling was completed. In addition, a cut and chained picket grid, with lines at 400-foot centres, was established and used as control over the entire property. This grid has not been maintained and, although it can still be seen in selected areas, is of little value to present exploration.

        In the fall of 1983, construction of the winter access road was initiated to facilitate an underground exploration and bulk sampling program on the West Anticline area. A 605 m ramp was driven to access mineralization on the 215 m level. During the program, a 5,180 t bulk sample was mined and 1,756 m of underground drilling was completed. In November 1984, the project was completed and the excavations were allowed to flood. The results of this work, documented in the "Report on the 1984 Underground Exploration and Bulk Sampling Program, West Anticline Area, 215 Level, Riggs et al. " failed to substantiate the grade and continuity of mineralization indicated from surface drilling. As a consequence, exploration ceased in this portion of the property.

        In 1985, a limited surface diamond-drilling program was conducted to test other favourable iron formation targets on the property and to maintain the remaining mining claims in good standing. Two significant drill intersections were reported from targets in the East Bay Area. Following an office compilation program, surface drilling in 1986 confirmed that a discovery with economic potential had been made.

        Through 1986 up to September 1987, four separate gold zones were identified and delineated. In the fall of 1987, a prefeasibility report addressing the economic viability of mining the T-Antiform deposit was completed. Based on the results of this study, an underground exploration program was initiated in January 1988 to test this mineralized zone. In conjunction with this underground program, surface diamond drilling continued during the winter months in 1988 and 1989, with the objective of delineating the plunge extent of the T-Antiform Deposit. A 240 m vertical shaft was excavated with drifts and


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        cross-cuts developed on the 100 m, 150 m, and 200 m levels. A 5,500 t bulk sample and 178 underground diamond drill holes were completed in order to evaluate the potential of the T-Antiform. Once again, the project was deemed to be uneconomic and the workings were allowed to flood.

        A small surface drill program was conducted in early 1992, with the objective of locating a high-grade gold zone in order to revive the project. In the fall of 1992, PDI geologists persuaded management the property had 10 Mt potential, which could support a 2,500 t/d operation and provide an attractive cash flow. Late in 1992, PDI acquired Homestake's 25% interest in the property. In January 1993, accelerated exploration began, with the principal objectives of defining the extent, grade and continuity of the T-Antiform deposit between l0000N and 10500N, and evaluating the open pit potential of the OP Zone. During 1994, diamond drilling continued on the north extension of the T-Antiform and on near-surface targets with open pit potential. In addition, a major underground program to dewater and refurbish the old 1989 workings was instituted, to collect a 30,000 t bulk sample and to conduct approximately 28,000 m of underground diamond drilling from 10000N to 10500N.

        After re-examination of all available data in February 1996, the decision was made between Placer Dome and TVX Gold to go ahead with construction of a 3,300 t/d mine with Placer Dome as the operator. Construction began shortly thereafter.

        The extraction of the OP zone in the open pit workings began in August 1996, and full production was initiated from the underground workings in early April of 1997.

        The mine has recently undergone a major capital expansion that included the installation of underground crushing and conveying facilities, and upgrading of mill facilities in an attempt to expand production to 4,000 t/d this year.

        To date (March 2003) the operation has milled approximately 7.2 Mt of ore at a head grade of about 5.79 g/t Au, for a total of approximately
        1.28 million recovered ounces.


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7.0     GEOLOGICAL SETTING

        After extensive discussions with the Musselwhite geological staff, an underground tour of active headings, and a review of diamond drill core, AMEC is satisfied that the level of understanding of the geology at Musselwhite is excellent. Highly skilled staff are using appropriate techniques to gather, store and utilize a large amount of detailed geological data.

7.1     REGIONAL GEOLOGY

        The Musselwhite deposit is situated near the northeastern margin of the northwest-trending North Caribou Greenstone Belt (Figure 7-1). This belt consists of a narrow elongate swath of metavolcanic and metasedimentary supracrustal assemblages that extend 160 km in an overall northwest direction. The belt is comprised of three linear segments, east-west, north-northwest, and west-northwest. Another branch of the greenstone belt extends to the southwest from the point where the west-northwest and north-northwest segments join. This triple junction forms complex geometries and is the locus of outcropping iron formation, known gold mineralization, and the Musselwhite Mine.

        The Ontario Geological Survey (Breaks et al. 2001) has subdivided the belt into eight litho-tectonic, supracrustal assemblages based on spatial relations, assemblage bounding features, and age. Of these, the Opapimiskan Lake metavolcanic assemblage comprises the rocks in the vicinity of the Musselwhite Mine and hosts two principle suites of iron formation known as the Northern and Southern Iron Formation. Surrounding the Opapimiskan Lake assemblage to the southwest and northeast are the South Rim and North Rim metavolcanic assemblages, respectively. Stratigraphically above the Opapimiskan Lake metavolcanic assemblage is the Eyapamikama Lake metasedimentary assemblage. This group of rocks consists mainly of greywacke with minor conglomerate, possibly of the Timiskaming type. Younger multi-stage tonalite-granodiorite plutons bound portions of the greenstone belt (see Figure 7-2).

        Based on current age dating information from the North Caribou and other greenstone belts in the province, the most prolific period of greenstone belt formation was in the 2.9 to 2.8 Ga period. Rock samples from the Musselwhite Mine area are currently being dated.

        Much of the greenstone belt, including the mine area, is covered by water and glacial overburden with only rare outcrop exposures. For this reason, interpretation of the geology from the surface is difficult and heavily reliant upon geophysical techniques. One such aeromagnetic interpretation is presented as Figure 7-3. A regional stratigraphic section is presented as Figure 7-4.


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FIGURE 7-1:  NORTH CARIBOU GREENSTONE BELT ASSEMBLAGES











                                    [PICTURE]















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FIGURE 7-2:  OGS REGIONAL MAPPING
















                                    [PICTURE]















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FIGURE 7-3:  AEROMAGNETIC LITHO-STRUCTURAL INTERPRETATION














                                    [PICTURE]

















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FIGURE 7-4:  REGIONAL STRATIGRAPHIC COLUMN











                                    [PICTURE]

















7.2     PROPERTY-SCALE LITHOLOGY AND STRATIGRAPHY

        HANGING WALL VOLCANIC ROCKS - The youngest Archean stratigraphic unit recognized on the property is referred to as the Hanging Wall Volcanic rocks. This unit comprises a sequence of thickly bedded felsic (dominantly rhyolitic in composition) volcaniclastic sediments, ranging in grain size from ash-tuffs to coarse polymictic volcaniclastics, with minor interbedded flows. Stratigraphic relationships are shown in Figure 7-5.


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FIGURE 7-5: SCHEMATIC SECTION TO ILLUSTRATE THE STRATIGRAPHIC RELATIONSHIP OF
THE FELSIC VOLCANICS










                                    [PICTURE]













        NORTHERN IRON FORMATION - The Northern Iron Formation (NIF) is conformably below the Hanging Wall Volcanic rocks and constitutes a thick sequence of iron-rich chemical and clastic sedimentary rocks. The internal stratigraphy of the Northern Iron Formation grades from a hanging wall sequence of biotite-rich +/-garnet schist (4F), through a garnet-amphibole-chert iron formation (4EA), and into a chert-magnetite iron formation (4B) at the base of the sequence. Contacts between individual units in the NIF are often gradational, with units in the upper portion interleaved, suggestive of contemporaneous clastic and chemical sedimentation.

        FOOTWALL MAFICS/ULTRAMAFICS - Stratigraphically below the NIF are the footwall basaltic and ultramafic rocks, which are balsaltic komatiite in composition. A sub-marine origin is inferred from locally developed pillow structures. Spinifex textures have not been noted.


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        SOUTHERN IRON FORMATION - The footwall mafic sequence is underlain by the Southern Iron Formation (SIF), a sequence of thinly-bedded chert-magnetite iron formation. Minor units of a more clastic origin containing garnet, amphibole, and biotite occur throughout.

        BASEMENT BASALTS - The SIF is underlain by a thick sequence of tholeiitic basaltic rocks. The unit consists of massive, pillowed, and locally differentiated flows or sills.

        FELSIC INTRUSIVES (PEGMATITES) - Deep diamond drilling in 2000 beneath the T-Antiform intersected a number of narrow "felsic dykes" with fine- to coarse-grained textures that intrude and crosscut the entire volcano-sedimentary sequence. However, there is little evidence of their timing relative to gold mineralization, as they have not been noted proximal to, or in contact with, any of the known ore zones.

7.3     MINE SCALE LITHOLOGICAL AND STRATIGRAPHIC RELATIONS

        The stratigraphy of the mine area is relatively simple, consisting of basalt, an iron formation suite of lithologies, and a felsic volcanic unit. These rock types appear to maintain a consistent stratigraphic relationship and unit thickness (except for tectonic thickening and fault duplication) over a broad area beyond the limits of the mine area. The basic stratigraphic relations are indicated in Figure 7-6. Through time and changes in logging protocol, the nomenclature for various units has evolved. The list below describes the stratigraphy and its context within the mine area.


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FIGURE 7-6:  SCHEMATIC MINE SCALE STRATIGRAPHIC COLUMN











                                    [PICTURE]













        "BVOL" - All mafic and ultramafic rocks have been lumped into a single unit called Bvol (basic volcanic). No distinction has been made between basalt stratigraphically beneath, within, or above iron formation units (as has been attempted in the past). This is the country rock to the deposit, although it locally hosts ore-grade intercepts in drill holes.

        There are high magnesium or komatiitic basalts within the sequence. Some of these units might be sufficiently continuous to serve as markers, but inconsistency in recognition of this rock type in drill logs precludes its use as a marker unit.


        "INTRAFORMATIONAL" - Intraformational BIF units occur within the basalt sequence at a unique stratigraphic position above the 4b-4ea-4f sequences. These units apparently lack the stratigraphic continuity of other BIFs and appear as irregular bands within the basalt sequence.

        "SHEARED BASALT" - Sheared basalt is locally altered and metamorphosed to biotite or amphibole-garnet schist. Where this occurs, it has been logged sometimes as 4e or 4f and displays a lack of continuity that is characteristic of a shear zone. This altered


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        basalt is different from biotite- or amphibole-garnet schist that is a stratiform unit within the main iron formation suite.

        "4B" - This is a chert-magnetite iron formation consisting of interlayered fine to coarse laminae of chert and magnetite (see frontispiece). Some sections of 4b also contain variable amounts of biotite, amphibole, garnet, and staurolite, and may grade locally to other rock types such as 4e, 4f, or 4ea. Individual bands within 4b are continuous over distances of more than several meters (the limit of exposure in underground faces). Elsewhere, folding, faulting, and tectonic attenuation limit the continuity of individual layers. Overall, the unit maintains lateral (strike and dip) continuity over a broad area of the greenstone belt.

        "4EA" - This is an amphibole-garnet-chert-magnetite iron formation that hosts most of the ore of the Musselwhite deposit. It maintains a consistent stratigraphic thickness and position with respect to underlying 4b and overlying 4f. However, 4ea may locally be a metamorphosed or altered equivalent of 4b rather than a separate stratigraphic unit. Based on stratigraphic continuity of this and other units, however, it is improbable that more than a minor amount of 4ea can be considered to be an altered condition of 4b. This unit does not occur in association with all 4b units. Where it occurs as thin layers within the basalt sequence, the unit is referred to as "intraformational".

        "4F" - This biotite-garnet schist rock type occurs consistently between 4ea and the overlying basalt. Its local absence at this stratigraphic location is believed to be the result of faulting. It is also present as an "intraformational" unit within basalt. These irregular occurrences may be real stratigraphic units or may be altered and metamorphosed, sheared basalt.

        "AVOL" - This unit consists of felsic volcanic rock variously interpreted as intrusive, extrusive, and tuffaceous. Quartz crystal content is apparently variable but this may be a function of preservation under varying degrees of tectonism. Avol is the stratigraphically highest unit observed within the model and it is truncated on the west side by a shear zone. The east side may also be tectonized, but stratigraphic conformity with units to the east and extensive lateral continuity of that conformable contact suggests that the contact is stratigraphic and not tectonic. Structure

        The lithologies exposed at Musselwhite have been subjected to several deformation events. Stewart et al. (1989) recognized at least three phases of deformation, while Hall and Riggs (1986) postulated there could be four. The three-phase interpretation is summarized below:

        D1 is represented by an isoclinal folding event that is only locally preserved. Where observed, it is preserved within D2 fold hinges within chert-magnetite horizons. Riggs et al. (1984) reported that the D1 fold axis is oriented toward the northwest, parallel to the D2 fold axis with a plunge of 20(degree) to 50(degree).


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        D2 is the dominant structural fabric on the property. Large-scale folding associated with this event includes the West Anticline antiform and Easy Bay synform. The fold axis trends northwest, and fold noses plunge 30(degree) to 40(degree) in the West Anticline, and 5(degree) to 18(degree) in the East Bay synform. Stewart et al. (1989) also noted that the superimposition of F2 folds on Fl folds produces Type 1 basin-and-dome interference patterns. These features are elongated parallel to S2, and as a result take the form of canoe-shaped structures.

        D3 is variably interpreted as either a regional, broad wavelength warping of the F2 fold axial planes about a northeasterly F3 axis, or as a well-developed crenulation cleavage.


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8.0     DEPOSIT TYPES

        The mineralization at Musselwhite can be classified as an Iron Formation hosted gold deposit. Typically, gold in these deposits occurs in cross-cutting quartz veins and veinlets or as fine disseminations associated with pyrite, pyrrhotite, and arsenopyrite hosted in iron formations and adjacent rocks within volcanic or sedimentary sequences (McMillan 1996).

        Mineralization is generally within, or near, favourable iron formations. Most deposits occur adjacent to prominent regional structural and stratigraphic features, and mineralization is often related to local structures. Contacts between ultramafic (commonly komatiitic) rocks and tholeiitic basalts or sedimentary rocks are important. All known deposits occur in Precambrian sequences; however, there are some potentially favourable chemical sediment horizons in Paleozoic rocks. Changes in pinch-outs and facies within geologically favourable units are important loci for ore deposition (McMillan 1996).

        Other examples of this style of deposit in Canada are Lupin and Cullaton Lake (Northwest Territories), and in Detour Lake, Madsen Red Lake, Pickle Crow, and Dona Lake (Ontario). International examples are Homestake (South Dakota, USA); Mt. Morgans (Western Australia); Morro Vehlo and Raposos, Mineas Gerais (Brazil); Vubachikwe and Bar 20 (Zimbabwe); and Mallappakoda, Kolar District (India).


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9.0     MINERALIZATION

9.1     STYLES OF GOLD MINERALIZATION

        Anomalous gold concentrations occur property-wide and within all of the major lithologies. However, mineralization is best developed in the 4ea iron formation where structural permeability has been increased by folding, brittle/ductile deformation, or a combination of both. Figure 9-1 illustrates the location of the various mineralized zones of economic interest identified to date on the property.

        FIGURE 9-1:  ZONES OF ECONOMIC MINERALIZATION








                                    [PICTURE]



        A positive correlation exists between gold and pyrrhotite mineralization within the T-Antiform. In general terms, this translates to 1 g/t Au for each percentage increase in pyrrhotite, up to approximately 15%.

        Two broad mineralization styles have been documented based on contrasting mineralogical and structural characteristics. The first style, known as quartz-pyrrhotite


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        veining/flooding, is dominant in competent lithologies and is locally crosscutting. The second style, known as strata-bound sulphide replacement, occurs primarily as halos to the zones of quartz flooding.

9.1.1   QUARTZ-PYRRHOTITE VEINING/FIOODING

        Quartz-pyrrhotite veins/floods are composed of massive, glassy-blue to grey-blue quartz and up to 20% fine- to medium-grained pyrrhotite locally. Accessory minerals include albite, almandine garnet and calcite, minor arsenopyrite, pyrite, chalcopyrite, and native gold. Sulphide mineralization within the veins is strongly structurally controlled, occurring within small-scale boudins, along the margins of the veins, and as fine stringers within the vein itself. Visible native gold, usually the size of a pin tip, is commonly observed as isolated specks within quartz; however, the majority of the gold, along with chalcopyrite, occurs within pyrrhotite micro-fractures.

        Quartz-pyrrhotite veins occur as anastomosing networks of multiple veinlets that pinch and swell along strike as well as up and down dip. Vein systems appear to have reasonable continuity, and have been mapped along strike over distances as long as 50 m with little variation. Individual veins typically range from <1 cm to 3 cm in width and rarely exceed 50 cm.

9.1.2   SULPHIDE REPLACEMENT

        Sulphide replacement style mineralization is characterized by 2% to locally 15% fine-grained disseminated pyrrhotite, trace to locally 2% arsenopyrite, trace to 2% pyrite, and minor native gold and chalcopyrite occurring within garnet-rich, silicate domains. Gangue minerals consist of almandine garnet, quartz and/or chert, grunerite, actinolite, biotite, magnetite, calcite with accessory epidote, and zircon. Pyrrhotite occurs as disseminated xenoblastic grains and as late-stage fracture fillings concentrating within low-pressure domains. Fine-grained visible gold is commonly observed within poikiloblastic garnets and within garnet strain shadows (Stewart et al. 1989).

        Strata-bound mineralized zones are intimately associated with the presence of quartz-pyrrhotite vein systems and appear to envelop them. As a result, the zones appear to be intensely silicified, although bulk chemical analysis suggests that no appreciable enrichment in silica content has occurred. Consequently, the width as well as the vertical and strike continuity of strata-bound mineralized zones is directly reflected by the continuity of quartz-pyrrhotite vein systems.

9.2     GEOLOGICAL CONTROLS ON GOLD MINERALIZATION

        The concentration of sulphide and gold mineralization is very strongly controlled by structure, which in turn is intimately affected by lithology. Quartz-pyrrhotite veins


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        occupy dilatant, S2 axial planar fracture cleavage surfaces. The cleavage is best developed in the hinge areas of F2 minor antiformal closures, hence the incidence of veins increases dramatically within these structures. Along limb structures, where the cleavage is subparallel to the stratigraphy, small-scale deflection of the cleavage planes of continuous vein mineralization is impeded.

        Strata-bound sulphide mineralization is also structurally controlled. On a microscopic scale, disseminated pyrrhotite favours low-pressure garnet strain shadows and is concentrated within orthogonal and conjugate fracture pairs within garnet-porphyroblasts. On a much larger scale, strata-bound mineralization appears to be concentrated in close proximity to steeply dipping longitudinal faults within major fold hinges and along steeply dipping limbs of these structures, subparallel to axial planes. In areas where the limbs of a fold dip at a shallow angle, strata-bound mineralization decreases rapidly away from the axial plane (see Figure 9-2)

        FIGURE 9-2:  TYPICAL ORIENTATION OF LONGITUDINAL FAULT








                                    [PICTURE]







        The 55 fault in Figure 9-2 displays the general orientation of the longitudinal faults that both thicken the Northern Iron Formation and provide fluid pathways for mineralization. The blue arch represents the upper contact of the formation.

        The role of the longitudinal faults in the genesis of the orebodies is still under investigation. The steep, east-dipping longitudinal faults strike 3(degree) to 5(degree) west of the strike of the T-Antiform axis. Mineralization appears to be directly related to the intersection


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        of these faults with the 4ea iron formation, and where these fault systems are absent, gold mineralization is either greatly reduced or missing altogether. This results in an apparent migration of grade from east to west as you move north through the T-Anticline.

        Mineralization is also preferentially concentrated in antiformal fold closures and along attenuated limbs. Axial planar cleavage, developed as a result of F2 folds, also appears to play a significant role in the current distribution of gold mineralization. The best-developed axial planar cleavage occurs within a zone of ductile deformation. Archer
        (1994) feels the East Bay synform roughly defines this area. Structural interpretation from detailed magnetic data supports this hypothesis. In areas with more brittle deformation, such as the West Anticline, mineralization is less focused. Hall and Rigg (1986) have demonstrated that gold mineralization at Musselwhite was contemporaneous with peak metamorphism at about 530(degree)C to 550(degree)C and a pressure of 3 kb.

9.3     DETAILED MINERALIZED ZONE DESCRIPTIONS

9.3.1   DEPOSITS ALONG THE T-ANTIFORM

        The T-Antiform structure is host to the largest known gold deposit on the Musselwhite property. The structure has been evaluated and tested by diamond drilling from where it subcrops at 9150N to 12400N, a distance of 3,250 m. While the structure is well developed along this entire length, the gold mineralization decreases rapidly to the north of 11800N.

        The T-Antiform is an asymmetrical fold with the right limb being stretched and almost detached from the left limb. This division was used in 1989 to divide the antiform into two deposits: the "T" deposit and the "S" deposit. The T deposit can be further subdivided into three separate zones. From west to east they are the "WA", "T" and "C" zones. Each zone is dominated by a second-order antiform. Areas containing weak mineralization between these zones are dominated by synforms. All three zones in the T deposit trend at 317(degree), are near-vertical dipping, and plunge 16(degree) to 18(degree) to the northwest. Based on gold grade distribution in diamond drill holes, there appears to be an en echelon movement from west to east going from the south to the north in the better-mineralized structure (i.e., the WA zone is better mineralized in the southwest portion of the T deposit and the C zone has the better mineralization in the northeast portion of the T deposit).

        The relative positions of these zones within the T-Antiform are shown on Figure 9-3.


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        FIGURE 9-3: SCHEMATIC SECTION SHOWING RELATIVE POSITIONS OF S, C, T & WA
        ZONES













                                    [PICTURE]



















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9.3.1.1 WA ZONE

        The WA zone is hosted within the first second-order antiform on the west side of the T-Antiform. A smaller structure to the west is also mineralized; however, it generally lies too far west to be considered part of the WA zone. The zone is axial planar, and locally, this axial plane appears to have a slight grid east-facing curve. The top of the WA zone is 50 m to 70 m below the crest of the T zone. Although there is no hard evidence, there could be a shear between the WA and T zones, with the right side being down dropped.

        The WA zone is a tabular body that is wider at the base and tapers towards the top in the antiform fold closure. It has a maximum vertical height of approximately 100 m and an average width of 6 m, but it expands locally to 10 m at its base. Mineralization at the base appears to rapidly thin into two to three sulphide-quartz rich shoots 1 m or less in size. The top of the zone tapers to <2 m in a fold closure. The structure has been traced from 9200N to 10800N; however, the bulk of the zone is between 9400N and 10500N. North of 10500N there appears to be limited potential left in the WA structure. The west side of the WA zone is defined by a geological contact, usually biotite schist, while the east side is more gradational.

9.3.1.2 T ZONE

        The T zone is situated in the next two second-order antiformal closures. Again, the zone is subvertically dipping, and mineralization is oriented along axial planes. The height of the zone is generally 50 m to 75 m, but can reach about 100 m when quartz-sulphide rich axial planar tails are included. At certain locations, such as on 9550N, one of these tails appears to merge with the WA zone. The T zone is consistently the widest and often reaches a thickness in excess of 20 m. The top of the zone terminates in fold closures, while the bottom feathers out into several narrow axial planar stringers. The zone can be traced down-plunge from where it subcrops at 9200N to 10700N. The width of the T zone appears to decrease down-plunge. Partly due to the lack of drilling north of 10700N, there is a distinct possibility the T zone will not extend far beyond 10500N.

9.3.1.3 C ZONE

        The C zone (formerly S-Crest) occupies the eastern two second-order antiformal closures. The zone is subvertically dipping, and the gold mineralization is axial planar. In the southern portion, the C zone appears to consist of two separate zones, one with a vertical height of 25 m to 30 m, and the other with a height of 50 m to 60 m. By 9500N, the smaller zone disappears (possibly moved into the S zone) and the larger zone has increased in height to 90 m to 110 m. The width of the C zone varies from 3 m to 4 m and is locally greater than 10 m. The C zone can be traced along plunge from 9200N to 11200N and is open along plunge. The zone broadens around


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        9700N and remains strong until at least 10900N. Beyond 10900N, the zone appears weaker, but this may partly be due to the low density of drilling.

9.3.1.4 S ZONE

        The S zone is located on the attenuated, and partly detached, east limb of the T-Antiform structure. This fold structure extends beyond the limits of diamond drilling in both directions (i.e., it starts to the south of 9150N and extends north of 11200N). The plunge of the S zone is consistently shallower than that of the C, T, and WA zones. The S zone plunge averages 10(degree) to 12(degree), while the other zones average 15(degree) to 18(degree). The amplitude of the S limb increases in a northward direction from less than 50 m in the south to at least 200 m by 11200N. Starting about 10600N, the volume of gold mineralization associated with the S limb increases significantly and by 11,000N the S limb definitively becomes the dominant mineralized structure.

        In the southern portion of the S zone (south of l0000N), there are usually two or three individual pods. These pods generally have a vertical height of 10 m to 40 m and a width of 3 m to >10 m. Because of their smaller size, the continuity down-plunge could be more dynamic. Between l0000N and 10175N, limited drilling in the S zone precludes any comment on the zone in this area. North of 10200N, drilling again intersects S limb mineralization. By 11100N, there are three principal mineralized zones in the S fold structure, which becomes a separate antiform in its own right. Mineralization occurs in the limbs and in the core between the limbs. Due to limited drilling, it is difficult to define the extent of each zone. The zones in the east and west limb have a vertical height of at least 75 m and a width of 4 m to 8 m. The core zone has a vertical height of 25 m to 40 m and a width of up to 15 m.

9.3.2   PQ DEPOSIT

        The PQ deposit is situated within the Northern Iron Formation horizon of the northeast limb of the East Bay synform. Results from diamond drilling conducted on 50 m centres indicate a tabular, strata-bound body dipping steeply at about 85(degree) to the northeast and plunging gently at 5(degree) to 10(degree) to the northwest. The deposit has a plunge length of approximately 1,300 m, and averages 50 m vertically and 4 m in width.

        Gold mineralization is spatially associated with 3% to locally 25% disseminated specks, wisps, and stringers of pyrrhotite. The sulphide distribution is structurally controlled by the orientation of the S2 fracture cleavage and is focused within tight F2 minor fold flexures. In a typical section, the footwall contact is generally well defined by a non-mineralized garnet-biotite schist horizon, except toward the top and bottom of the zone where mineralization tapers and tends to diverge from this position. The hanging wall contact is defined by an assay cutoff.


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9.3.3   OP DEPOSIT

        The OP deposit is situated within the Northern Iron Formation horizon on the southeast limb of the East Bay synform. Except for different folding styles, the OP deposit mirrors the PQ deposit. Results from diamond drilling on 50 m centres indicate a tabular body with axial planar mineralization dipping at 70(degree) to the northeast and plunging 7(degree) to the northwest. The deposit subcrops at 8200N and can be traced to 8700N, beyond which it rapidly fades out. The zone is 5 m to 15 m in width and because it was tested for its open pit potential, it has not been delineated below a depth of 65 m. Indications are there is additional mineralization below 65 m, but it is probably not extensive.

        Gold mineralization is associated with trace to 10% stringer and wispy pyrrhotite, trace arsenopyrite, and 5% to 15% quartz stringers and floods. The sulphide and quartz stringers are controlled by F2 axial planar structures. Well-mineralized iron formation is generally in the central portion of the unit and does not favour either the footwall or hanging wall contact. Gold mineralization contacts are often sharp and generally related to sulphide content; however, the lower overall sulphide content results in less precise visual cutoffs compared to other zones.

9.3.4   WEST ANTICLINE DEPOSIT

        The West Anticline area is a structurally complex environment comprised of numerous second- and third-order F2 minor fold closures. These structures display curvilinear plunge axes with a regional trend of 30(degree) to 40(degree) to the northwest. The area has been further subdivided into four principal exploration areas, the West Anticline, Bay, Camp, and Canoe zones.

        Within the West Anticline zone, quartz-pyrrhotite vein systems occur extensively throughout the middle iron formation, from the footwall to hanging wall contacts. Veining appears best developed in F2 antiformal closures. Throughout these favourable areas, the spacing of the veins is between 1.5 m and 2.5 m. The veins are well developed and display good lateral continuity.

        Strata-bound mineralization is extensive throughout the area, with the best zones developed within a garnet-biotite-chert-magnetite unit directly beneath a well-bedded, grunerite-rich iron formation domain. There is also relatively extensive strata-bound mineralization, lower in the stratigraphy; however, it is of lower grade and is more erratic in nature.

9.3.5   ESKER ZONE DEPOSIT

        Located within the PQ limb, in the vicinity of the esker dividing Opapimiskan Lake, three separately correlated gold zones named the Esker, Root, and Core zones have


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        been identified. These zones have been traced 900 m along strike, from section 11700N to 12600N in a dynamic fold system characterized by a northwesterly plunge of 5 m to 10 m.

        Structurally controlled, gold-bearing axial planar quartz-pyrrhotite veins result in strata-bound gold zones found primarily within a garnet-actinolite-chert-grunerite (4ea) host. Additional work will be required to resolve the economic potential within this extremely complex geological setting.

9.3.6   W ZONE DEPOSIT

        The W zone is located on the eastern margin of the W antiform. This antiform is adjacent to the T-Antiform and is the second major F2 closure northwest of the East Bay synformal axial plane. Although only one diamond drill hole was drilled exclusively to test this environment, some 30 additional intersections have been reported in the W zone from drill holes directed at the T-Antiform. Further work is required to fully outline this zone.

9.3.7   KENPAT VEIN DEPOSIT

        The Kenpat vein is located approximately 90 m from the north shore of Opapimiskan Lake. The vein occupies a northwesterly striking, subvertically dipping, fissile zone within iron-rich tholeiitic basalts. The vein system pinches and swells to a maximum true width of 9.1 m and has been traced along strike for 210 m. It is interesting to note that this vein occurs in the appropriate position and orientation to represent an axial plane to the T-Antiform, which would be found at depth if the structure persisted this far north.

        Mineralogically, the vein is composed of quartz and quartz-carbonate veinlets interlayered with fine-grained, strongly foliated biotite and phyllite, containing 3% to 5% chlorite-amphibole seams, 1% to 2% pyrite and/or pyrrhotite, and native gold. A core of medium-grained, barren, milky white quartz rimmed by narrow, rusty contact zones characterizes the widest veins. Chip channel samples collected in two of the trenches in this vein system returned gold values of 5.32 g/t over 6.1 m and 4.68 g/t over 3.0 m. Drilling conducted by Kenpat Mines in 1963 revealed limited economic potential. However, the vein may have potential to provide supplementary mill feed in the future.

9.3.8   CAP ZONE DEPOSIT

        The Cap zone is situated in the Bvol package and appears to be draped around the T-Antiform structure. The principal horizon is situated approximately 20 m to 30 m stratigraphically above the biotite-schist/ Bvol contact. This horizon and other similarly


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        stacked horizons in the Bvol were termed "intraformational" iron formations in the Feasibility Study by Stewart et al. (1989).

        The Cap horizon is generally thin in the fold limbs (<1 m to 3 m) and is tectonically thickened to approximately 5 m to 10 m in fold noses. In fold limbs, the unit can be stretched to the point of discontinuity and not be intersected in a drill hole. Recent underground evidence has indicated the composition of the unit can change fairly dramatically over short distances.

        This adds to the difficulty of correlating from drill hole to drill hole and from section to section. It is possible that this cap horizon will extend the entire length of the T-Antiform deposit, and where it is tectonically thickened, may be of economic interest.

        The style and extent of mineralization, and why it occurs in the intraformational iron formations, is still under considerable debate. One scenario is that the gold-rich fluids followed axial planar structures, and mineralization was preferentially precipitated when the fluids came into contact with a suitable host. Gold mineralization with quartz and pyrrhotite became concentrated in the intraformational iron formation and rapidly decreased in adjacent volcanics.

9.3.9   ISLAND ZONE DEPOSIT

        The Island zone is situated in the PQ limb of the East Bay synform. Hosted within the Northern Iron Formation, gold mineralization with quartz, pyrrhotite, and +/- trace arsenopyrite occurs as stringers and in veinlets within variably altered chert-magnetite-amphibole-grunerite-garnet iron formation. Mineralized zones appear to be associated with second-order F2 antiformal fold closures in the PQ limb. Systematic drilling of this target has not been performed. All intersections in this zone were incidental as the drill target was the T-Antiform deposit. Mineralization has been intersected from 10300N to 11200N. The style of mineralization is expected to be similar to that in the Esker zone at 12000N.

9.3.10  SNOPPY ZONE DEPOSIT

        The Snoppy zone is situated in the Southern Iron Formation from 8150N to 8400N and from 8650N to 8850N. The zone is located 100 m east of the PQ zone and approximately 1 km southeast of the shaft. Gold mineralization is associated with trace to 5% pyrrhotite and is hosted in fractures in quartz veins. Gold distribution appears to be associated with second-order F2 antiformal fold closures in the Southern Iron Formation.

        Mineralization subcrops are 5 m to 20 m wide, shallowly plunging 5(degree) to 7(degree) to the northwest. Currently known gold grades are in the 1 to 3 g/t range. Further work is necessary to determine the open pit potential of this zone.


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10.0    EXPLORATION

10.1    RECENT EXPLORATION

        Recent exploration has been focused on defining the extent of mineralization down-plunge along the T-Antiform and in the nearby PQ Deeps zone with diamond drilling.

        Drilling down plunge on the T-Antiform has demonstrated that the structure continues beyond the northernmost drill holes, but gold grades are uneconomic to the north of 11800N. Musselwhite staff believe that the reduction in grade in this area is due to the increasing distance away from the longitudinal fault zones that add to the permeability in the better mineralized portions of the T-Antiform. However, based on the persistence of the T-Antiform structure, and the presence of gold occurrences at the Kenpat zone (stratigraphically above the down-plunge projection of the T-Antiform), AMEC concurs that there is good potential for the discovery of additional mineralization further along the structure in the down plunge direction.

        Mineralization in the PQ Deeps zone is currently being defined by deep surface drilling beneath the ice of Opapimiskan Lake. AMEC concurs that recent high-grade intersections in the zone are encouraging and warrant further diamond drilling.

        Other recent exploration activities include the generation of new 3D models to help evaluate the structurally complex stratigraphy of the deposits, and the completion of a new high-definition airborne magnetic survey with a 40 m line spacing and 30m terrain clearance that has provided valuable information to aid in the structural interpretation.

10.2    FUTURE EXPLORATION

        It is highly probable that the Mineral Resources defined at Musselwhite are part of a larger Archean system of mineralization, and as such there is a reasonable probability that they could grow significantly. The Musselwhite Mine has produced almost 1.3 million ounces of gold since 1997, and currently has a Reserve in excess of 2 million ounces. An exploration strategy is in place and it consists of three different approaches: (1) understanding and extending known mineralization trends,
        (2) identifying new areas through regional exploration, and (3) new business opportunities.

10.2.1  KNOWN MINERALizATION

        A major effort is underway to explore the strike and down plunge extensions of known mineralization with diamond drilling. It is intended that this exploration will provide sufficient encouragement to enable further underground development to be completed, from which infill drilling can be conducted to achieve Measured and Indicated Resource status. The nature of this exploration is such that deep (plus 1 000 m)


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        diamond drill holes are required. Detailed stratigraphic and structural information is gained from these holes, which is being used to update the 3 D model and understand the gross geological setting. There is also potential for this deep drilling to intersect blind folded stratigraphy (sheared portions of anticlines and synclines) that is currently unrecognized.

10.2.2  NEW AREAS

        The bulk of the remaining portion of the exploration budget is being directed toward regional reconnaissance-type exploration. Particular attention is being given to developing a regional scale understanding of the geology and tectonics of the area. The primary exploration activities will be:

        o completion of regional mapping traverses to help understand the geology and control the regional aeromagnetics

        o       chip sampling (geochemistry, petrology, and assay)

        o geophysical surveys, including reinterpretation and target generation.

10.2.3  NEW BUSINESS OPPORTUNITiES

        Competitor activity in the immediate vicinity of Musselwhite, and also in the greater northern Ontario area, is continually monitored to identify opportunities for ground acquisition through staking or purchase/option. This is evidenced by the recent acquisition through staking of the adjacent Karl Zeemel property along the southwest property boundary. Previous exploration on the Karl Zeemel property indicates the presence of a small, near-surface gold occurrence with geological characteristics similar to the Musselwhite deposits.


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11.0    DRILLING

        All exploration and definition drilling conducted on the property to date has been diamond drilling. By the end of 2002, a total of 3,261 diamond drill holes with an aggregate length of 495,033 m had been completed at Musselwhite (see Table 11-1). The majority of the core collected was NQ-sized. Many holes were collared with HQ- and PQ-sized equipment and then reduced to NQ (and sometimes BQ) with depth. A small number of early, underground holes were apparently drilled with AQ-sized equipment.

        TABLE 11-1:        DRILLING SUMMARY BY YEAR
        ------------------------------------------------------------------------
        YEAR               HOLES                                  METRES
        ========================================================================
        1974                 4                                       320
        1975                12                                       691
        1976                18                                     1,032
        1978                36                                     3,013
        1979                32                                     2,893
        1980                17                                     2,701
        1981                94                                    15,781
        1982                61                                     9,508
        1983                61                                     6,866
        1984                64                                     1,756
        1985                28                                     4,684
        1986               122                                    23,351
        1987                67                                    16,974
        1988                44                                    12,300
        1989               218                                    15,134
        1992                12                                     2,055
        1993               103                                    16,943
        1994               330                                    50,780
        1995               137                                    23,658
        1996               146                                    26,916
        1997               338                                    26,833
        1998               303                                    44,456
        1999               328                                    54,430
        2000               328                                    57,640
        2001               153                                    32,389
        2002               205                                    41,929
        ------------------------------------------------------------------------
        TOTAL              3,261                                  495,033
        ------------------------------------------------------------------------

        Drill hole collar positions are located using a total station surveying instrument. The local grid is rotated so the strike direction of the T-Antiform is oriented in the north-south direction. Downhole surveys were collected with a Sperry-sun single-shot


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        instrument or with acid etch dip tests for all holes drilled prior to
        March 2001 and for short holes (<200 m long) drilled since March 2001 (azimuth data from the Sperry-sun surveys were ignored due to the effects of abundant magnetite on compass measurements). In March 2001, a Maxibor light-tube downhole surveying instrument was purchased and has since been used since then to survey most of the holes longer than 200
        m. AMEC has observed that at least some of the deep holes surveyed with the Maxibor equipment show a significant amount of azimuth deviation. Caution should be exercised when interpreting the geology and grade distribution of areas defined by pre-2001 drill holes greater than 200 m long, because their trajectories are not precisely surveyed.

        The distribution of all diamond drill hole collars is shown on Figure 11-1 and on a large plan map in Appendix B. The surface and underground drill hole collars are colour coded by hole length in Figures 11-2 and 11-3, respectively.


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FIGURE 11-1:  DISTRIBUTION OF ALL DRILL HOLE COLLARS AT MUSSELWHITE












                                    [PICTURE]












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FIGURE 11-2:  SURFACE DRILL HOLE COLLAR LOCATIONS AT MUSSELWHITE











                                    [PICTURE]

















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FIGURE 11-3:  UNDERGROUND DRILL HOLE COLLAR LOCATIONS AT MUSSELWHITE












                                    [PICTURE]














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12.0    SAMPLING METHOD AND APPROACH

        Diamond drill core is sampled by rotating the core perpendicular to the foliation and halving it longitudinally with a diamond saw into intervals selected by the geologist during core logging. One half of the core is collected in sample bags for analysis, and the other half is retained for a permanent record.

        Sample intervals are constrained by geology to aid the interpretation of gold distribution within and between lithological units. Within geologically consistent intervals, the sample lengths are generally 0.5 m to 1.0 m. Only the potentially mineralized portions of the holes are sampled. Generally, 5 m of wall rock material is sampled on either side of the main mineralized BIF zones. Two metres of wallrock material is sampled on either side of Intraformational BIF or other mineralized intervals.


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13.0    SAMPLING PREPARATION, ANALYSIS, AND SECURITY

        Diamond drill core samples at Musselwhite have been prepared and analyzed at a number of laboratories since exploration drilling began in 1974. Currently, the samples are being prepared and analyzed at three different laboratories: the mine lab at Musselwhite, ALS Chemex in Thunder Bay, and Accurassay in Thunder Bay. The maximum capacity of the mine assay lab is approximately 400 samples per day (including 100 production samples per day from the mine and mill, and 70 quality control samples).

        The sample preparation protocols, especially for the pre-2002 drilling campaigns, have not been reviewed in detail. Current protocols at all three of the labs are generally similar, with jaw crushers being used to crush the core, followed by pulverizing with ring and puck style equipment. Since 29 August 2002, all of the samples analyzed at Musselwhite's laboratory have been prepared with an automated preparation system manufactured by Rocklabs.

        According to Musselwhite staff, all of the assays completed on drill core have utilized a fire assay (FA) pre-concentration method followed by an atomic absorption (AA) or gravimetric finish on a one assay ton aliquot (~30 g). The gravimetric finish is employed if the AA results are greater than 20 g/t gold. In AMEC's opinion the sample preparation and assaying methods are industry-standard practices.

        A large number of specific gravity (SG) determinations have been completed on core samples at Musselwhite. The latest campaign involved 945 measurements of the mineralized 4ea unit, completed in October 2000 using a mass air/mass water method. The method involves weighing a sample in air, and dividing this value by the difference between the mass in air and the mass in water.

        The mean SG from this campaign was 3.30, a value that compares very well with the results of 3,027 historical determinations, from which an average SG of 3.29 was obtained. For current Mineral Resource and Reserve tonnage estimates, an average SG of 3.29 is applied to all modelled volumes. In AMEC's opinion the SG used in tonnage estimates is appropriate.

        The Musselwhite laboratory has participated in the Geostat round-robin assay accuracy program since the lab opened in 1997. Additionally, the Musselwhite geology department has employed a set of quality assurance and quality control (QA/QC) protocols to monitor the performance of the commercial and mine labs. Analytical accuracy is monitored with the insertion of commercially prepared standard reference materials purchased from Gannet. In 2002, two different standards (02-STD900 and 02-STD999) were inserted at a rate of approximately one standard per 80 samples. The results are presented in chronological order in Figures 13-1 and 13-2.


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FIGURE 13-1:  2002 ANALYTICAL RESULTS FOR STANDARD 900





                                    [PICTURE]







FIGURE 13-2:  2002 ANALYTICAL RESULTS FOR STANDARD 999





                                    [PICTURE]




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        Figure 13-1 demonstrates that Standard 900 often returned assay values that were below the three standard deviation tolerance limits. The performance of Standard 999 was somewhat better; however, the results were commonly within the lower portion of the range of acceptability. As well, the moving average trend line is almost always less than the mean certified value. Failures beyond the tolerance limits were much less frequent with Standard 999 than with Standard 900.

        Based on the results of the standard analyses, it is possible that those portions of the Mineral Resource/Reserve model dominated by samples assayed in 2002 will be slightly understated. However, it is Musselwhite's opinion that the certified mean value for Standard 900 may not have been correct due to the difference in performance levels of the two standards. AMEC recommends splitting the data sets into Musselwhite and ALS Chemex portions to test the theory. If the separated results are both similarly low, then Musselwhite's argument for an incorrect standard value would be supported. Musselwhite should then review the existing data and establish a new value for the standard in question.

        Sample contamination was monitored by inserting blank samples (see Figure 13-3 for the results). Several samples returned values greater than 0.1 g/t Au. The results for the period 17 September to 15 October are particularly noteworthy, with blank assay results as high as 0.48 g/t Au being returned. This period coincides with the commissioning of the automatic sample preparation equipment in the Musselwhite Mine lab. Some contamination issues were recognized during the equipment start-up phase and remedial action was taken. The sample preparation protocols were altered and the core intervals that may have been contaminated during this period were re-sampled. AMEC believes that the remedial measures being undertaken are proper and that the current blank sample program is performing as intended.

        Pulp and reject duplicate samples were inserted to monitor analytical precision. Figures 13-4 and 13-5 show the results of the duplicate analyses on rejects and pulps, respectively.


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FIGURE 13-3:  2002 BLANK SAMPLE ANALYSES





                                    [PICTURE]









FIGURE 13-4:  2002 REJECT DUPLICATE ANALYSES





                                    [PICTURE]












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FIGURE 13-5:  2002 PULP DUPLICATE ANALYSES





                                    [PICTURE]












        The above graphs demonstrate a moderately good correlation between the original and re-assay results. However, AMEC recommends that further statistical studies be carried out that include relative difference plots and percentile rank relative difference plots to fully assess the level of analytical precision.

        Musselwhite's QA/QC program, in concert with the reconciliation results discussed in Section 18, ensures an acceptable level of confidence in the quality of the data used to estimate Mineral Resources and Reserves on the property.


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14.0    DATA VERIFICATION

        ASCII format files containing all of the drill hole header, survey, lithology, and assay data were obtained from Musselwhite's Vulcan drill hole database. The database consists of 3,261 drill hole records containing 260,085 assay records. AMEC imported the files into a Microsoft Access database to conduct validation exercises on the header, survey, and assay data.

        The assay database was initially checked by sorting all of the records according to gold grade. The highest value in the database was 761.83 g/t Au in hole #0325. This value agreed with the assay entered into the drill log (original assay certificates were not available for corroboration). The lowest value in the database was -1, which has been assigned to a total of 555 records.

        The assay database was further checked by comparing the dumped assays for 17 randomly selected holes (0.5% of the database) against the "source data." The source data consists of Musselwhite's Laboratory Information Management System (LIMS) for holes drilled since 1996. For drill holes completed before 1997, the values entered into the drill logs were used as the source data, as the original assay certificates were not available for validation purposes. No errors were found in this validation exercise.

        The dumped collar location data and downhole survey data for the same 17 holes were also checked against the source data in the drill logs. Once again, no original records were available for validation purposes, other than the values entered into the drill logs. All of the downhole surveys for these holes were completed with a Sperry-sun instrument. As with the assay validation, no errors were discovered in this exercise.

        AMEC concludes that the assay and survey database used for the Musselwhite Mineral Resource estimation is sufficiently free of error to be adequate for Resource estimation.


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15.0    ADJACENT PROPERTIES

        This section is not applicable.












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16.0    MINERAL PROCESSING AND METALLURGICAL TESTING

16.1    MILL FLOWSHEET

        AMEC has reviewed the mill process flowsheet prepared by Musselwhite Mine personnel (see Appendix C). Although dated June 2001, the version provided is assumed to be current because it shows the underground crushing chamber, which was completed in May 2002.

        The circuits reflect a fairly standard gold milling approach, using conventional crushing/rod milling/ball milling for size reduction and incorporating a gravity recovery step in the ball mill circuit. The ground slurry is thickened ahead of cyanidation and carbon-in-pulp (CIP) processing. Gold from the carbon handling circuit is sludged in four electrowinning (EW) cells. Separate dore bars are produced from the EW sludge and from the gravity-recovered gold.

        Two thickeners arranged with counter-current cycling of overflows (CCD) thicken the tailings to reduce dissolved gold losses in the tailings slurry. The thickened slurry is fed into a treatment plant where the patented Inco SO2/air process is used to destroy residual cyanide before the tailings are discharged into the tailings pond.

16.2    PLANNED FLOWSHEET DEVELOPMENTS

        Capital projects were completed in 2002 to enable a process throughput rate of 4,000 t/d. The capital program for the mill involved increasing the capacity of the primary crusher with a new underground installation, increasing the rod mill rotational speed by 6.7%, installing a larger motor, and increasing the rod charge. These changes were required to maintain the target grind required for 95% recovery.

        To offset the reduction in leach time caused by the incremental throughput, the leach slurry density was increased from the design criterion of 50% at 3,300 t/d for 32 hours to 54% at 4,000 t/d, equivalent to a retention time of 29.6 hours. AMEC has not assessed the potential impact on leach recovery resulting from this shorter residence time or the adequacy of the installed power base for the leach and CIP agitators to accommodate the higher slurry densities.

        Actual plant throughput in 2001 averaged 3,535 t/d, corresponding to a mill utilization rate of 93.6%. Projected utilization for 2003 is 93.5%, based on monthly rates of 95% except every fifth month, when major ball mill re-lining work is planned. The Strategic Business Plan (SBP) for 2004 and beyond is based on higher throughput capability and an implied mill utilization of 95%. AMEC has not been provided with monthly mill performance figures since the mill upgrade was completed.


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        It has been recognized that maintenance systems must be improved if 95%
        utilization is to be consistently achieved. Based on the programs currently planned, Musselwhite expects utilization to reach 95.4% in 2004 and to stabilize at 96% thereafter. Although feasible in theory for this type of circuit, AMEC cannot assess the probability of reaching this level.

        Musselwhite plans to install an Acacia intensive leaching reactor in March 2003 to process the gravity gold concentrate. Its purpose is to reduce losses of native gold from the shaking tables and gold that cannot be dissolved in the leaching circuit because of the short retention time. Gold recovery is budgeted to increase by 0.2%, to 95.2%, as a result of this installation. These types of intensive leaching reactors are gaining acceptance for this service. A more detailed gold balance would be required to determine how much gold is actually retained in the leach circuit to warrant the projected 0.2% recovery increment. Current leach recovery would have to be in the order of 71% to 72%, but no laboratory-scale testwork has been provided as backup to confirm this. Overall recovery of the leach circuit feed is 93.5% to 94.0%.

        Within the leach circuit, the addition of oxygen instead of air in the first two leach tanks is credited with increasing leach recovery by 1% in the summer, when slurry temperatures are higher. The gradual increase in slurry density to compensate for higher throughput over the years has probably increased the minimum oxygen requirements for optimum cyanidation. The leach tanks are installed outside (CIP tanks are inside). If not already done, the tanks should be insulated and fitted with a top closure to minimize slurry heat loss and enhance leaching kinetics in the wintertime.

        Some wear problems were detected in the CIP tanks, and a re-lining program has been budgeted.

        AMEC suggests that Musselwhite consider replacing the current crucible furnace with a larger unit. At present the furnace must be recharged two to three times to produce each gold bar, and four to seven bars are produced over a period of two days each week. This increases labour expenses for both operations and security and exposes workers to the poor refinery environment for extended periods of time. The repeated heating and cooling cycles are also most likely responsible for reduced crucible life. It is of note that the refinery environment is expected to improve once the Acacia reactor comes on line, however, since the high contaminant loading in the current gravity concentrate fed to the refinery will be reduced.

16.3    PLANNED THROUGHPUT INCREASE

        The current SBP assumes that the current throughput capacity of 4,000 t/d will be maintained for the rest of the mine life. Musselwhite has considered the possibility of increasing this rate to as high as 6,000 t/d, but feels that 4,500 t/d is the economic


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        break-point where the value of any incremental gold production would be surpassed by additional gold losses and operating costs.

        Musselwhite considers the grinding circuit to be the bottleneck preventing additional throughput while maintaining gold recovery at the current level. As a first step to alleviate this, the company is considering reducing the size of the crushing circuit product. In addition, a study is planned to assess the impact of removing recirculating ball chips in the ball mill circuit with magnets. The potential power efficiency improvement is thought to be in the order of 1% to 5%; an improvement of 5% has been reported at Escondida with this modification. As a result, throughput capability at Musselwhite would increase to 4,200 t/d at the same grind size as at present. (Capacity would increase to nearly 4,250 t/d if plant utilization increased from 95% to 96%.) AMEC believes this could be a net benefit to the operation and is worth pursuing.

16.4    WATER TREATMENT

        The thickened tailings are treated through the SO2/air system. The target level of weak-acid dissociable cyanide (CNwad) in the treated solution is 1.5 ppb. Additional degradation that occurs naturally in the tailings pond and subsequent polishing ponds and wetlands reduces residual cyanide levels to well below the permissible limit of 0.2 ppb. Copper, the other mill tailings constituent of concern, is also kept to levels well below the required 0.4 ppm by the water treatment and management systems.

        In addition to tailings, mine water and site sewerage are discharged into the tailings pond. Ammonia levels, which arise primarily from residual mine explosives in the mine water, are also tracked to maintain nitrogen released from ammonia to less than 10 ppm. The wetlands provide a cushion against release of this nutrient into receiving waters.

        The treatment plant efficiency has been hampered at times, generally in the winter when warm process water is displaced by cold reclaim water in the CCD thickeners that precede the treatment plant. Musselwhite plans to introduce oxygen instead of air to the water treatment plant this winter to try to speed the reaction time and limit incremental SO2 consumption. In AMEC's opinion this is a good approach to improve the reaction kinetics and maximize treatment capacity.

16.5    TAILINGS DISPOSAL

        The tailings pond has an ultimate design capacity of 13 Mt following one remaining dam raising program. At the end of 2002, the accumulated tailings volume was expected to reach 7.1 Mt, with another 11.9 Mt projected in the life-of-mine (LOM) plan. Several options have been studied to provide the additional storage space required


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        while ensuring that all acid-generating tailings remain submerged under water. The main options are as follows:

        o establish a second tailings deposition site and maintain an adequate water cover over all tailings at both sites. To permit this, the site selection process for the second site would have to be completed in 2003. Final raising of the dams for the existing pond would then occur in 2005, as currently planned.

        o use the full tailings stream to produce a paste fill product and divert the volume in excess of the existing pond capacity back to the underground workings. This material would replace the cemented and uncemented rockfill currently being used in the mine.

        o remove the sulphide-bearing portion of the tailings stream through flotation of the CIP rejects and dispose of the two tailings products separately. This approach has been the subject of laboratory testwork since 2001, but it has not yet been demonstrated how the non-acid-generating tailings would be affected.

        Testwork and study for the production of paste backfill from both the sulphide-bearing fraction of the tailings and the whole tailings stream continued in 2003. Various scenarios for paste deposition, tailings pond configuration, and product segregation are being investigated. Evaluation of the technical and financial implications associated with these schemes has not been completed, although production of paste fill, starting in 2004, has been integrated in the SBP, supplementing the mine's current cemented rockfill requirements.

        Based on its experience with past projects, AMEC notes that thorough study is required to assess potential problems associated with long-term stability of paste fill produced with reactive sulphide-bearing material. Oxidation has the potential to reduce the compressive strength of the fill over time, through a breakdown of the alkaline bonding cement.

16.6    GOLD RECOVERY

        For budgeting purposes, gold recovery is fixed at 95% in the SBP, including a set leach solution loss assay of 0.027 g/t Au. This compares to an average recovery of 95.8% in 2000, when the solution assay was much lower, at 0.009 g/t Au.

        Musselwhite expects the leach/CIP recovery to be linked to the feed grade by the following equation:

        Leach Recovery (%) = 95.56  -  (3.2 + 100*Leach tails (g/t Au))  {1}
                                       --------------------------------
                                            Head grade (g/t Au)


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        From calculations based on the actual plant results in 2000, AMEC concludes that "head grade" in the above quotation is the leach circuit feed grade. For 2000, the formula predicts recoveries of 95.8% to 96.0% at a solution loss assay of 0.027 Au/t and of 96.0% to 96.3% with the actual solution loss assay of 0.009 g/t Au.

        The LOM plan also carries a fixed recovery of 95%. However, declining feed grade, as documented in the SBP, and the application of equation {1} may lead to slightly lower recovery expectations, in the range of 0.1%, in the years after 2005.

        According to AMEC's geological assessment of the current mine Reserves, the metallurgical behaviour of the ore can be expected to remain much the same as in the past. This is despite the various ore sources to be used in the future, including eight zones representing one-third of the remaining Reserves, the remainder of the T-Antiform mineralization, which has provided almost all the mill feed to date, and the open pit mining scheduled to provide mill feed in 2009-2010.

16.7    ORE PROCESSING CAPITAL AND OPERATING COST ESTIMATES

        The monthly operating cost (OPEX) breakdown in the 2003 budget has been reviewed. No data were provided for projected operating costs over the LOM plan. Table 16-1 compares anticipated 2003 unit costs with those achieved in earlier years.

        TABLE 16-1: COMPARISON OF YEARLY PROCESSING OPERATING COSTS ($/T)

        -----------------------------------------------------------------------------------------------
                                     2000              2001                2002                2003
        AREA                        ACTUAL            ACTUAL              ACTUAL              BUDGET
        ===============================================================================================
        Tons milled                1,230,768         1,290,275           1,156,919           1,436,000
        Crushing                     1.97              2.50                2.07                2.03
        Grinding                     1.47              1.61                1.54                1.71
        Gravity                      0.07              0.08                0.05                0.05
        Leach/CIP                    1.51              1.69                1.59                1.55
        Refining                     0.42              0.33                0.36                0.34
        Tailings treatment           0.93              0.93                0.96                0.96
        Tailings disposal            0.04              0.10                0.13                0.09
        General services             2.30              2.52                3.32                3.23
        Assay laboratory             0.74              0.81                0.75                  -
        -----------------------------------------------------------------------------------------------
        TOTAL                        9.45              10.58               10.76               9.97
        -----------------------------------------------------------------------------------------------

        The higher crushing cost in 2001 likely resulted from the structural work done to reduce vibration problems. From 2001 on, costs for the leach/CIP circuit include the use of oxygen in the first two leach tanks; this will enhance leach kinetics but at a higher cost than air. No specific reasons have been given to explain the higher general services costs after 2000.


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        The 2003 budget illustrates the first full year of operation at the increased throughput capacity of 4,000 t/d. It should be noted that the projected costs for the gravity and refinery circuits may not fully reflect the impact of the Acacia reactor. While the gravity costs may properly account for the decrease in labour effort resulting from the removal of tabling activities, additional costs will be incurred for incremental cyanide consumption (and tailings treatment costs for additional contaminants introduced into solution). The net variation is likely to be fairly limited, however. Refining costs can be expected to decrease as a result of processing one type of less-contaminated EW sludge, rather than the current sludge product and a gravity concentrate as well.

        The use of oxygen instead of air in the water treatment plant, as tested this winter, may result in lower water treatment costs if efficiency is improved while treating colder water.

        The anticipated capital costs (CAPEX) related to processing items are listed in Table 16-2.

        TABLE 16-2: PROJECTED CAPITAL EXPENDITURES FOR PROCESSING ($000)

        --------------------------------------------------------------------------------------------------
                                                                                              2008-2012
        ITEM                               2003       2004      2005      2006        2007    (PER YEAR)
        Ball chip magnet                    160         -         -         -           -          -
        Vacuum system - conveyors            35         -         -         -           -          -
        Repair/reline 3 CIP tanks           180        180        -         -           -          -
        Mill maintenance truck               45                   -         -           -          -
        Acacia system                        -         350        -         -           -          -
        Leach tails flotation circuit        -       1,500        -         -           -          -
        Tailings Stage 3 dam                 -          -       3,500       -           -          -
        Crusher screen replacement           -          -         200       -           -          -
        Mill operations truck                -          -          45       -           -          -
        Undefined expenditures               -          -         -        300         300        150
        --------------------------------------------------------------------------------------------------

        The table shows that implementation of the Acacia system is budgeted for 2004, but the work is proceeding this year instead. In addition, the table is missing the anticipated capital costs associated with the paste fill plant proper and includes in 2004 only the required flotation circuit to separate sulphide-bearing material. A budget should be developed for the entire project, including costs for anticipated revisions to the current environmental permits.

        AMEC also recommends that costs be budgeted to replace the crucible furnace with a larger unit, for the reasons stated before.

        A reclamation fund is being financed on a yearly basis and is not included in the CAPEX requirements per se. As such, no reclamation costs are budgeted in Table 16-2 for the last years of operation. AMEC did not review the adequacy of the funding set aside for this purpose.


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        AMEC concludes that the plant operation currently meets industry standards and that the proposed improvements should provide a net benefit to overall metallurgy.






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17.0    MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

        The 2002 Mineral Resource and Mineral Reserve was estimated by Musselwhite staff (Musselwhite, 2003) using a combination of in-house (Placer Dome's OP) and commercial (Vulcan) mine planning software. The estimate was completed under the supervision of Qualified Persons Andrew Cheatle, P.Geo. (Chief Geologist, Musselwhite) and Rob Usher, P.Eng. (Mining Manager, Musselwhite).

17.1    MINERAL RESOURCE AND RESERVE STATEMENT

        The estimated total Measured and Indicated Resource (including Mineral Reserves) as of 31 December 2002 is 16.971 Mt with a grade of 5.91 g/t Au. This Resource is reported above a cutoff grade of 3.00 g/t Au, reflecting a gold price of US$325/oz. An additional Resource of 3.517 Mt with a grade of 7.35 g/t Au (also reported at a cutoff grade of 3.00 g/t
        Au) has been classified as Inferred. Table 17-1 summarizes the Mineral Resource by classification category at two different cutoff grades and two gold prices, US$300/oz and US$325/oz. Approximately 68% of the total Measured and Indicated Resource is within the T-Antiform zone. The remaining 32% is divided among nine other zones on the property. Appendix D summarizes the Mineral Resource by zone and classification category.


        TABLE 17-1: SUMMARY OF MINERAL RESOURCE* BY CLASSIFICATION CATEGORY
        ------------------------------------------------------------------------
                       CUTOFF GRADE 3.25 G/T AU        CUTOFF GRADE 3.00 G/T AU
                      --------------------------      --------------------------
                        TONNAGE       AU GRADE         TONNAGE       AU GRADE
        CLASS            (000)          (G/T)           (000)          (G/T)
        ========================================================================
        Measured         10,814          6.27           11,466          6.09
        Indicated         5,036          5.78            5,505          5.55
        Subtotal M&I     15,850          6.11           16,971          5.91
        Inferred          3,301          7.63            3,517          7.35
        ------------------------------------------------------------------------
        *Note: Includes the Mineral Reserve.


        A portion of the total Measured and Indicated Resource has been converted to a Proven and Probable Mineral Reserve. The estimated total Proven and Probable Mineral Reserve as of 31 December 2002 is 11.914 Mt with a grade of 5.440 g/t Au. Table 17-2 summarizes the Mineral Reserve by classification category. Approximately 67% of the total Proven and Probable Mineral Reserve is within the T-Antiform zone. The remaining 33% is divided among eight other zones. The Mineral Reserves are summarized by classification category and zone in Appendix D.


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        TABLE 17-2: SUMMARY OF MINERAL RESERVE BY CLASSIFICATION CATEGORY
                    (US$300/OZ)
        ------------------------------------------------------------------------
                                        TONNAGE                      AU GRADE
        CLASS                            (000)                        (G/T)
        ========================================================================
        Proven                            8,764                        5.67
        Probable                          3,150                        4.81

        TOTAL                            11,914                        5.44
        ------------------------------------------------------------------------

17.2    MINERAL RESOURCE ESTIMATION METHODS

        The 2002 Resource estimate incorporates three significant changes from previous estimation efforts:

        o A new block model was constructed for the north part of the S zone on the T-Antiform. The new grade blocks for this area were incorporated into the T-Antiform model.

        o New Indicated and Inferred Resources were modelled in "Intraformational" domains and added to the north part of the T-Antiform model as thin units of mineralized BIF in the hanging wall of the S zone.

        o An Inferred Resource was modelled for the PQ Deeps zone near the north end of the T-Antiform.

        None of the other blocks in the model were updated in 2002. The re-estimation of the S zone was prompted by a new interpretation of the geology. All of the other mineralized zones were last modelled in 2000.


17.2.1  GEOLOGICAL MODEL

        The new S zone estimate incorporates a better understanding of the importance of structural controls on the T-Antiform mineralization, based largely on observations from underground exposures. Juxtaposition and discontinuity of the stratigraphy is now thought to be due primarily to displacement along a series of near-vertical fault structures that intersect the axial plane of the T-Antiform at an acute angle (5 degrees to 10 degrees along strike). Previous interpretations placed greater emphasis on the role of complicated parasitic fold patterns in the discontinuity of the stratigraphy.

        A geological model was constructed by first plotting drill holes and the results of underground mapping on vertical cross-sections through the T-Antiform. Geological interpretations of the faults and stratigraphy were drawn by hand on paper, and the resulting lines and polygons were digitized into Vulcan. The geological interpretations were then re-plotted along with the drill hole and underground data, and a set of geologically constrained >1 g/t grade shells was interpreted and drawn by hand on the


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        new plots. These mineralized zones were digitized into Vulcan, snapped to drill hole intersection points, and used as domain boundaries after solid triangulation. The S zone was divided into a total of 33 lithological/structural domains, 16 of which are from the Intraformational BIF zones. The 33 domains can be organized into the following six geological groups

        o S zone west - the well-mineralized BIF in the west limb of the T-Antiform

        o S zone east - the well-mineralized BIF in the east limb of the T-Antiform

        o       4b - the poorly mineralized footwall BIF unit

        o       4f - the poorly mineralized hanging wall BIF unit

        o Intraformational BIF - the narrow, sporadically mineralized BIF in the hanging wall mafic volcanic sequence

        o Waste - dominantly mafic volcanics in the hanging wall that are modelled for dilution grades.

        The geological models for the other areas of the T-Antiform (WA, T, and C zones), and for the satellite deposits beyond the T-Antiform, were constructed in 2000 or earlier using methods similar to those employed for the S zone in 2002. Mineralized zones were constructed as geologically constrained grade shells that were interpreted on section and then digitized into geological modelling software.

17.2.2  COMPOSITING AND CAPPING

        In 2002, the S zone drill hole assays were composited to 1 m lengths within the mineralized zone wireframes. Residual composites less than
        0.2 m long at the lower end of the intersections were discarded. This approach differs from the one used for all previous modelling, where drill hole assays were composited to 1 m lengths from collar to toe. AMEC supports the current practice.

        Capping levels were set on a domain-by-domain basis, although domains were grouped where necessary to achieve a statistically relevant population size. Several statistical exercises were completed on the composites to evaluate appropriate capping levels. These tests included the following comparisions:

        o       the coefficient of variation (CV) with the capping value

        o       the percentage of contained metal with the capping value

        o the correlation coefficients of adjacent indicators with the indicator threshold (cutoff).

        The capping levels selected from these exercises are summarized in Table 17-3. Capping levels for the other zones were investigated in previous studies utilizing


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        similar methodologies. AMEC believes that the cap grade levels are appropriate for this type of deposit.

        TABLE 17-3: 2002 CAPPING LEVELS
        ------------------------------------------------------------------------
        DOMAIN                                             CUT (G/T AU)
        ========================================================================
        South zone West limb                                    30
        South zone East limb                                    20
        4b                                                      20
        4f                                                      12
        Intraformational                                        30
        Waste (Dilution)                                         5
        ------------------------------------------------------------------------

17.2.3  STATISTICS AND GEOSTATISTICS

        With relatively low coefficients of variation and only moderately skewed distributions, the composite populations for the main zones of mineralization at Musselwhite can be described as being statistically well behaved--for a gold deposit. For example, the mean uncapped gold grade of the combined West limb domains of the S zone is 5.9 g/t Au and the coefficient of variation is 1.20. For the East limb domains, the mean uncapped gold grade is 3.72 g/t Au and the coefficient of variation is 1.07. Appendix E contains normal and log transformed histograms and cumulative distribution plots for the major domain groups modelled in 2002; Table 17-4 summarizes the statistical properties of these groups.

        TABLE 17-4: SUMMARY OF STATISTICAL PROPERTIES OF ASSAY COMPOSITES
        ------------------------------------------------------------------------
                  SZ EAST  SZ WEST     4B     4F    IF EAST    IF WEST    WASTE
        ========================================================================
        Number      1,439    3,975     94     76        701        607    44,847
        Mean         3.72     5.90   6.00   6.98       3.88       6.06      0.77
        Std Dev      4.47     6.18   5.91   7.39       5.36       9.63      2.28
        CV           1.20     1.05   1.06   1.06       1.38       1.59      2.95
        Maximum     47.54    53.23  26.81  39.21      50.33      97.17     84.62
        Median       2.35     3.98   3.71  10.35       1.99       2.37      0.14
        Minimum      0.01     0.01   0.07   0.03       0.01       0.01      0.01
        ------------------------------------------------------------------------

        For the 2002 Resource estimate, Musselwhite completed an analysis of the spatial continuity of the composites after a coordinate transformation to "unfold" domains that were combined by rock type. For the S zone domains, correlograms oriented in the along-strike and down-dip directions were fitted with nested exponential functions to model the variography along those axes. Down-hole correlograms were used to model the across-strike range and to interpret the nugget effect and sills for all directions of


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        the S zone domains. Insufficient data points were available in the other domains to model spatial continuity. The variogram model parameters are presented in Table 17-5. Appendix F contains variogram models for the down-hole, along-strike, and down-dip directions. The ranges were modelled as 140 m, 50 m, and 15 m for the along-strike, down-dip and across-strike directions, respectively. The nugget effect was modelled as 10% of the total variance. It is AMEC's opinion that the orientation and relative magnitude of the variogram ranges correlate well with the observed geology.

        TABLE 17-5: 2002 S ZONE VARIOGRAM MODEL PARAMETERS
        ------------------------------------------------------------------------
        VARIOGRAM PARAMETERS                                     S ZONE
        ========================================================================
        Nugget Effect, c0                                          0.10
        1st Structure, cc1                                         0.74
        2nd Structure, cc2                                         0.16
        Principal (azim,dip)                                        0,0
        Major Range, aa1                                             19
        Major Range, aa2                                            140
        Vertical (azim,dip)                                        0,90
        Minor Range, aa1 x hm1                                     5.70
        Minor Range, aa2 x hm2                                       50
        Cross Strike (azim,dip)                                    90,0
        Vertical Range, aa1 x vr1                                  2.63
        Vertical Range, aa2 x vr2                                    15
        ------------------------------------------------------------------------

17.2.4  INTERPOLATION METHODS

        Interpolation methodology has remained relatively consistent since start-up at Musselwhite because of continual input and guidance from Placer Dome's corporate Resource estimation group. All of the mineralization modelled on the property has been interpolated with ordinary kriging (OK) or inverse-distance (ID) weighting of capped composites, depending on the zone and domain. Domains with sufficiently large populations of composites for modelling spatial continuity have been estimated with OK interpolations; the rest have been estimated with ID methods. In the 2002 model, the S zone proper was kriged, while the 4b, 4f, Intraformational, and PQ Deep domains were interpolated with ID to the second power. The waste material (estimated for dilution purposes only) was estimated with an ID to the 0.5 power interpolation.

        OK interpolations are generally carried out on a minimum of 4 and maximum of 14 composites, with anisotropic search radii equal to the range of the variogram for that domain. The ID interpolations generally incorporate anisotropic search ellipses that capture between 1 and 14 composites, depending on the zone and domain. AMEC considers that the interpolation parameters are appropriate.


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17.3    MINERAL RESOURCE AND RESERVE VALIDATION

        In its model validation exercises, AMEC focused on the T-Antiform area because the majority of the Mineral Resource and Reserve is located there.

        AMEC used four methods to check the T-Antiform Mineral Resource and Reserve model:

        o Block model grades and composite grades were reviewed on paper plots of cross-sections through the deposit.

        o Mean cut composite gold grades were compared to the mean block grades on a series of cross-section and level-plan slices through the deposit.

        o Global mean cut composite grades were compared to the global mean block grades.

        o Musselwhite reconciliation data were reviewed on an annual and stope-by-stope basis.

        Drill hole sample gold grades and block model gold grades were reviewed on a series of vertical cross-sections through the T-Antiform deposits. Drill hole traces, underground excavations, and wireframe domain boundaries were also visible on the plots. No irregularities were noted between the distribution of block grades and sample grades, and there was generally good agreement between the two sets of values. Representative cross-sections showing block grades, sample grades, and wireframe outlines are provided in Appendix G.

        AMEC prepared three graphs comparing the mean cut composite grades with the mean block grades on a series of parallel, 10 m thick slices through the deposit (Figures 17-1 to 17-3).


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FIGURE 17-1:  GRADE BY EASTING VALIDATION PLOT













                                    [PICTURE]















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FIGURE 17-2:  GRADE BY NORTHING VALIDATION PLOT















                                   [PICTURE]



















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FIGURE 17-3:  GRADE BY LEVEL VALIDATION PLOT















                                    [PICTURE]















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        The grade model validation graphs demonstrate that the trends of the mean block grades generally honour the trends of the mean cut composite grades when sliced in vertical cross-sections and level plans. Discrepancies between the block and composite grades are rare and are due to a low number of composite points within that slice (i.e., Section 9780N on Figure 17-2).

        The global mean block grades are compared to the global mean composite grades on a domain-by-domain basis in Table 17-6. The data show that the difference between the mean block and capped composite grades varies between 0.5% and 7.7%, depending on the domain. AMEC considers these differences to be acceptable, and expects that they would drop further upon declustering of the composites.

        TABLE 17-6: GLOBAL MEAN GRADE COMPARISON
        -------------------------------------------------------------------------------------------------------
                                                                                               % DIFFERENCE
        ZONE               TYPE      NUMBER       MEAN      CV      MAX    MEDIAN    MIN    CUT COMPS VS BLOCKS
        =======================================================================================================
        S zone             Comps        1,439     3.72     1.20    47.54    2.35     0.01
        East limb          Cut          1,439     3.62     1.07    20.00    2.35     0.01
                           Blocks      19,408     3.86     0.56    17.50    3.38     0.36           6.2%
        S zone             Comps        3,975     5.90     1.05    53.23    3.98     0.01
        West limb          Cut          3,975     5.84     1.00    30.00    3.98     0.01
                           Blocks      71,852     5.87     0.48    23.07    5.33     0.15           0.5%
        4b                 Comps           94     5.60     1.05    26.81    3.71     0.07
                           Cut             94     5.41     0.98    20.00    3.71     0.07
                           Blocks       1,079     5.52     0.36    17.16    5.21     1.24           2.0%
        4f                 Comps           76     6.98     1.06    39.21    4.14     0.03
                           Cut             76     5.54     0.79    12.00    4.14     0.03
                           Blocks         783     5.82     0.27    11.19    5.81     0.67           4.8%
        IF                 Comps          701     3.88     1.38    50.33    1.99     0.01
        East limb          Cut            701     3.82     1.30    30.00    1.99     0.01
                           Blocks      10,247     4.12     0.66    28.52    3.63     0.03           7.3%
        IF                 Comps          607     6.06     1.59    97.17    2.37     0.01
        West limb          Cut            607     5.59     1.35    30.00    2.37     0.01
                           Blocks      18,692     5.19     0.85    29.79    4.02     0.04          -7.7%
        Waste              Comps       44,847     0.77     2.95    84.62    0.14     0.01
                           Cut         44,847     0.61     1.85     5.00    0.14     0.01
                           Blocks   1,329,809     0.58     0.74     4.08    0.47     0.01          -5.2%
        -------------------------------------------------------------------------------------------------------

        The model was further validated by comparing it to known volumes from mill production data. This is discussed in detail in Section 18. The results indicate good agreement between modelled and realized tonnages and grades.

17.4    CLASSIFICATION

        Musselwhite employs a simple Resource classification scheme based on drill hole spacing. Mineralized areas defined by drill holes spaced less than 25 m apart are classified as Measured. Where drill hole spacing is between 25 m and 50 m, the


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        Resource is classified as Indicated. Inferred Resources defined by drill holes spaced between 50 m and 100 m. One exception is the PQ Deeps area, where mineralization has been classified as Inferred despite the presence of only two drill hole intersections spaced 225 m apart. All of the mineralization classified as Measured, Indicated, or Inferred is also assessed to ensure that it is potentially mineable. Mineralization that does not meet minimum grade x width criteria, or is inaccessible, is excluded from the Resource.

17.5    RESERVE METHODOLOGY

        AMEC reviewed the general methodology the mine uses to convert Measured and Indicated Resources to Proven and Probable Reserves and found it to be similar to generally accepted industry practices. The 2002 Mineral Resource and Reserve statement was completed under the supervision of the Qualified Persons designated for the mine by Placer Dome. The Musselwhite mining department is planning to carry out a full mine Reserve audit in the fourth quarter of 2003.

        In general, Mineral Reserves are calculated using the following procedure:

        o The Geology department creates a geological block model, a 3D Resource model, and a 3D lithological model using Vulcan software.

        o The Engineering department creates a mining plan for the area of concern, also in Vulcan.

        o Historic and/or budgeted operating costs for the mine are compiled.

        o Historic dilution, mining recovery, and milling recovery values for the mine are compiled.

        o Cutoff grades are calculated for the various mining areas, with input from Placer Dome's corporate office with regard to metal value and exchange rates.

        o Measured and Indicated Resources are used to calculate the Reserve after applying varying dilution and recovery parameters in the model.

        o Inferred Mineral Resources are not used in the calculation of Mineral Reserves.

17.5.1  KEY ASSUMPTIONS AND PARAMETERS

        The mine Reserve is calculated based on four mining methods that have been or will be utilized depending on the nature of the deposits. Most of the Reserves are hosted in the T-Antiform and esker areas of the mine and consist of wide mining blocks suitable for sublevel, longhole mechanized mining methods. In other underground areas, narrow-vein versions of this method are required in narrower ore zones, while room-and-pillar mining is appropriate for flat lying areas such as the West-Anticline. Open-pit methods are used to mine the surface expressions of the OP and Snoppy zones.


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        Cutoff grades and mining parameters for each zone are shown in Table
        17-7 and the parameters used to calculate the cutoff grade in Table
        17-8.

        TABLE 17-7: CUTOFF GRADES AND MINING PARAMETERS BY ZONE
        ------------------------------------------------------------------------
        ZONE                 WIDTH (M)     MINING METHOD      CUTOFF GRADE (G/T)
        ========================================================================
        T-Antiform           5.0 - 20.0    Sublevel LH               3.25
        Esker                   9.0        Sublevel LH               3.25
        PQ                      2.5        NV Sublevel LH            4.00
        PG (interformational)   1.5        NV Sublevel LH            4.00
        West-Anticline          5.0        Room and Pillar           3.25
        West                    2.5        NV Sublevel LH            4.00
        Snoppy Pit              N/A        Open Pit                  2.00
        OP (remaining sill)    20.0        Sill Recovery LH          3.25
        ------------------------------------------------------------------------

        TABLE 17-8: CUTOFF GRADE PARAMETERS
        ------------------------------------------------------------------------
                                                                      TOTAL
                           GOLD PRICE   EXCHANGE     METALLURGICAL   OPERATING
        ZONE               (US$/OZ)   RATE (C$/US$)   RECOVERY (%)  COST (C$/T)
        ========================================================================
        T-Antiform*           300         1.50            95           45.14
        Esker*                300         1.50            95           43.18
        PQ                    300         1.50            95           53.15
        PG (interformational) 300         1.50            95           53.15
        West-Anticline**      350         1.33            95           51.43
        West                  300         1.50            95           53.15
        Snoppy Pit***         375         1.33            95           40.61
        OP (remaining sill)   300         1.50            95           43.18
        ------------------------------------------------------------------------

        NOTE: *Operating costs used for these Reserves reflect forecast improvements in the 2003 Strategic Business Plan (SBP) for the mine. **This information reflects work from the 1998 Feasibility Study, but currently represents a small proportion of the Reserve to be extracted at the end of the mine life. ***This information reflects work from the 1997 Feasibility Study, but currently represents a small proportion of the Reserve to be extracted at the end of the mine life. Together, the West-Anticline and Snoppy Pit account for less than 1% of the Reserve ounces.

        Although the mine receives a small credit for silver, silver production is insignificant compared to gold, and so there is no requirement for a silver price parameter. All the same, the silver revenue is enough to cover the refining costs, as was observed in the 2003 mine budget.

        The Reserve is relatively insensitive to cutoff grade, due in part to the relatively well-defined contact observed underground; as such, the cutoffs shown in Table 17-7 above are appropriate for this operation. The mine department is currently studying the cutoff grade philosophy to determine what actually constrains the overall operation. On preliminary examination, it appears that mine production is the main constraint, at least in the short term. It may therefore be possible to use a lower cutoff grade to meet the mill capacity and thereby reduce the fixed and semi-variable components of the operating cost on a $/t basis. AMEC finds the overall approach to cutoff grade determination to be appropriate.


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17.5.2  FUTURE RESERVE CALCULATIONS

        Several factors could influence the calculation of future Reserves at the mine. These include the following:

        o Gold Price - Gold prices are currently higher than the value used to establish the 2002 Reserves. This could be a net benefit in the short term.

        o Mining Costs - At present, costs are projected to decrease slightly through planned improvements such as optimization of the new ore handling system and purchase of major replacement equipment. If the mine throughput does not fill the mill capacity, however, the fixed cost increase will negate production efficiencies.

        o Resource Development - Development to move Inferred Resources to Proven and Probable categories will be critical to replace depleting Reserves. An aggressive program is planned for areas such as the PQ Deeps. Success here will be a net positive impact as the T-Antiform winds down.

        o Cutoff Grade - If the current study finds that mine production is the main operating constraint, it may be possible to decrease cutoff grades. This would have a net positive effect by reducing fixed costs and perhaps leading to a Reserve increase.

        A set of longitudinal sections showing the Reserve was supplied by the mining department and is included in Appendix H.


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18.0    OTHER DATA AND INFORMATION

        RECONCILIATION

        Block model Mineral Resource and Reserve estimates at producing mines benefit from the opportunity to compare predicted grades and tonnages to realized grades and tonnages from known volumes. Commonly, the comparison is done on a monthly basis, but at Musselwhite monthly Reserve model depletion data have only been compiled since January 2003. Therefore, AMEC has reviewed comparisons between block model estimates and reconciled mill production data on an annual and stope-by-stope basis for 2001 and 2002; the results are shown on an annual basis in Table 18-1. A table of results on a stope-by-stope basis for 2002 is provided in Appendix I.

TABLE 18-1: ANNUAL RECONCILIATION DATA FOR 2001 AND 2002
-----------------------------------------------------------------------------------------------------------
                                                                                     % DIFFERENCE
                   RESERVE MODEL                REALIZED - MILL ADJUSTED           (REAL.-RES.)/RES.
          --------------------------------  --------------------------------- -----------------------------
                       GRADE        AU                    GRADE       AU       TONNES      GRADE     METAL
YEAR        TONNES    (G/T AU)     (G)         TONNES    (G/T AU)     (G)        (%)        (%)      (%)
===========================================================================================================
2002       1,342,611    6.11    8,203,353    1,157,066     5.91    6,838,260    -13.8      -3.3     -16.6
2001       1,316,218    6.13    8,068,416    1,290,266     5.91    7,625,472     -2.0      -3.6      -5.5
TOTAL      2,658,829    6.12   16,271,770    2,447,332     5.91   14,463,732     -8.0      -3.4     -11.1
-----------------------------------------------------------------------------------------------------------

        The 2002 results include depletions from the Mineral Reserve that were not actually milled due to ground control and access issues. If this material is excluded from the comparison, the difference in tonnage between the Reserve model and realized value decreases to -4%, and the difference in grade between the Reserve model and realized figure decreases to -3%, for a total metal loss of -7% in 2002. It is AMEC's opinion that the 2002 losses from the Reserve model are isolated occurrences and should be less significant in the future. With the exception of the ground control losses, the 2002 results are consistent with those from 2001 and indicate that the Reserve model has achieved an acceptable level of predictability that supports the Proven and Probable Reserve designation.


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19.0    REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION PROPERTIES

        The Musselwhite Mine has been in commercial production since 1997. Most of the ore production has and will continue to come from underground sources, with some production from open pits at the beginning and end of the mine life. The mine currently plans to produce approximately 232,000 ounces of gold per year.

        The rated treatment capacity of the mill plant is 4,000 t/d. It is expected that this level will be achieved on a sustainable basis as the capital updates completed in 2002 are optimized. In the short term, it appears that the mine will be challenged to supply ore at this rate until planned capital equipment replacements and operational improvements are completed in the latter half of this year.

19.1    MINE INFRASTRUCTURE

        Access to the underground operation is through a twin decline system. The main decline is the primary method of access for personnel and materials and has been driven at 12.5% grade, accessing levels on nominal 25 m intervals. Secondary egress and alternative emergency access is provided by the conveyor ramp, driven at 20% grade. The primary function of the conveyor ramp is to provide an ore delivery system from the 460 level underground crusher to the mill plant ore storage on surface.

        Ventilation is provided to the underground by twin Howden Model AF-42-13 variable-speed and -pitch 375 kW fans on surface. The fans can deliver between 300 and 425 m3/s, depending on the speed, pitch, and ambient temperature of the intake air. Air is introduced through a fresh air raise and crosses over to the conveyor ramp at the 240 level, where most of the fresh air goes down and a nominal amount goes up. Exhaust air leaves the mine through the main ramp, and the top portion of the conveyor ramp, and the old exploration shaft. In winter, the mine air is heated to +2(degree)C with a propane system.

        This ventilation system creates fog at the portal, but to prevent accidents, reduced speeds, a light system, and radio alerts upon entry and exit are strictly enforced. Although the design appears to be problematic, it was found that for practical purposes and to achieve the desired volumes at depth, the air had to travel down the conveyor ramp. Dust is minimized with water sprays, and PLC controls constantly monitor the conveyor operation to ensure that ventilation would be reversed and the conveyor ramp completely exhausted in case of a conveyor fire.

        Power is supplied from Ontario Hydro via dedicated line from Pickle Lake. Diesel-powered generators provide backup power capacity on site. All supplies are either flown or trucked in from Thunder Bay.


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        Mine water is handled by two underground pumping facilities on the 220 and 500 levels. The system on 220 uses a collection cone/raise and pumps dirty water from the mine. The 500 level system utilizes three large sump excavations, the first two designated as dirty water for settling, and the final one connected by a horizontal borehole for clean water overflow. The lower system is designed to pump clean water to surface through multi-stage pumps, but is currently staged through the 200 level system until an ongoing capacity and optimization study is finished.

19.2    MINING METHODS

        The mining method predominantly in use at Musselwhite is sublevel blasthole stoping with backfill. This could be described as a modified Avoca method, where the stope mining face retreats away from rock fill being dumped and advancing from the other side of the stope.

        The mine sublevel interval is nominally 25 m, and there are usually four ore zones on each level, named the S2, S, C, and WA from east to west. This sublevel spacing provides a vertical ore block of approximately 20 m.

        The typical mining cycle is as follows:

        o DEVELOPMENT - The ore horizons are accessed from the main decline (in the footwall to the east of the ore) via a 5 m wide x 5.5 m high cross-cut. Ore lenses are silled out (5 m wide x 5 m high) to their full extents to the north and south. Development ore is hauled to the underground crusher, while development waste is typically dumped into open stopes.

        o PRODUCTION DRILLING - The ore lenses are drilled off with either 3" or 4" diameter production holes, typically using a drop raise to create void space as necessary.

        o PRODUCTION BLASTING - Blasting begins in the westernmost ore lens at the north and south ends, and progresses north, south, and east toward the main level access.

        o STOPING - The typical stope is a longitudinal retreat along strike, but primary/secondary sequences and tranverse stoping have also been used in wider areas. Bulk and packaged emulsion explosive products are used for blasting.

        o PRODUCTION MUCKING - Mucking is done by a fleet of diesel LHDs (8, 9, and 11 yd3) and 40 tonne capacity haulage trucks. Ore from the 200 level and above is hauled directly to surface. Ore from below this horizon is hauled to the 400 level grizzly/rock breaker, which discharges into a coarse ore bin, which in turn feeds the underground jaw crusher. The crusher then delivers crushed product onto the conveyor system for transport to surface as mill feed.


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        o       BACKFILLING - Completed stopes are backfilled with a combination of uncemented rockfill (URF) and/or cemented rockfill (CRF). URF is produced in waste development headings and from a seasonal crushing/screening plant on surface. Surface waste is delivered to underground through a backfill raise that extends from surface to the 200 level. A cement batch plant on surface produces a cement/fly ash slurry, which is fed to the underground through boreholes. The cement slurry is sprayed onto loads of URF before subsequent placement as CRF in the required stopes. The mine has recently been testing the use of a Rammer-Jammer to pack rockfill barricades. This might reduce cement costs and aid in placing fill in areas that are hard to access conventionally. Paste backfill is currently being studied for future use.

        The mining methods in use are appropriate for the orebody.

19.3    MOBILE EQUIPMENT

        The current mining fleet is essentially the original mine equipment in approximately its sixth year of use, generally considered the limit of underground equipment life. The mine capital budget includes significant equipment replacements, which should help reduce costs and improve productivity. Commissioning of the new conveyor system in 2002 has reduced the long haul to surface for most of the mine as it moves deeper and farther under the lake. However, the truck fleet will have to be maintained at approximately current levels to allow for longer backfill hauls in addition to ore haulage to the 400 level. This could change, depending on the outcome of an ongoing paste backfill study.

        The mine is also re-examining its production drilling requirements. There is a plan to make less use of the older Tamrock Solo drills and perhaps replace them with Boart drills. Boart contractors are in currently working in the mine to test the productive capacity of their drills; these drills will be used for the majority of production drilling this year.

        The major mobile equipment in the mine is shown in Table 19-1. As indicated previously this fleet may evolve or be replaced with similar equipment over the course of the next few years.

        The proposed capital replacement program is supported by AMEC's review.


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        TABLE 19-1: MOBILE EQUIPMENT LIST
        ------------------------------------------------------------------------
        TYPE OF EQUIPMENT        MAKE/MODEL                   NUMBER OF UNITS
        ========================================================================
        DRILLING EQUIPMENT
        Production drills        Tamrock Solo 1000 Sixty             2
        Development drills       Tamrock Minimatic H205D             3
        Bolters                  Tamrock Robolt H320-30C             3
        Miscellaneous drills     MacLean Blockholer                  1
                                 Boart BCI-2                         1

        PRODUCTION SCOOPS
        3 yd3                    Tamrock EJC-130                     1
        8 yd3                    Tamrock Toro T500D                  3
        9 yd3                    Tamrock Toro T650D                  5
        11 yd3                   Tamrock Toro 0011                   1

        PRODUCTION TRUCKS
        30 tonne                 Tamrock EJC 430                     1
        40 tonne                 Tamrock Toro 40D                    9

        ANCILLARY EQUIPMENT
        Explosives loader        Tamrock ALB45                       2
        Scissor lift             Teledyne SL6-812                    3
        Boom truck               Teledyne                            1
        Grader                   Caterpillar M-120                   1
        Personnel vehicle        Toyota Landcruiser                 17
        Bulk explosives truck    ICI U-101-1                         1
        ------------------------------------------------------------------------

19.4    MINE PRODUCTION

        The 2003 budget and Strategic Business Plan (SBP) call for the mine to achieve and sustain a production rate of 4,000 t/d for the mine life. The operation is currently working its way through a list of projects to optimize throughput capacity. The mill is slightly ahead of the mine in achieving this goal, but once the projects are completed, the mine will likely be the determining factor in achieving the throughput goal.

        The budget and SBP are considered to be confidential documents and are only briefly summarized in this report. An abridged life-of-mine production plan based on these documents is shown in Table 9-2. AMEC has reviewed both documents and finds them to meet industry standards.


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TABLE 19-2: LOM PRODUCTION PLAN

                                                       YEAR AND OPERATING DAYS
------------------------------------------------------------------------------------------------------------------------------------
                             2003         2004       2005        2006        2007        2008        2009        2010        2011
                          ----------------------------------------------------------------------------------------------------------
TREATMENT PLANT UNIT         (365)       (366)       (365)       (365)       (365)       (366)       (365)       (365)       (365)
====================================================================================================================================
Treatment rate     t/d         3,934       4,000       4,000       4,000       4,000       4,000       4,000       4,000       4,000
Mill capacity      t/a     1,436,000   1,464,000   1,460,000   1,460,000   1,460,000   1,464,000   1,460,000   1,460,000   1,460,000
Total treated      t/a     1,436,000   1,464,000   1,460,000   1,460,000   1,460,000   1,464,000   1,460,000   1,460,000     167,649
Mill head grade    g/t Au       5.38        5.49        5.52        5.39        5.21        5.15        5.11        4.92        5.43
Mill recovery      %           95.20       95.00       95.00       95.00       95.00       95.00       95.00       95.00       95.00
Gold recovered     oz        236,454     245,596     246,317     240,388     232,427     230,096     227,900     219,404      27,809
====================================================================================================================================


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19.5    PROCESSING AND RECOVERABILITY

        The processing operation is discussed in detail in Section 16. The mill is a typical CIP/CIL operation that produces separate dore bars for each of the gravity and leach circuit products. Recovery has historically been approximately 95% and is expected to remain at this level.

        The share of production attributed to each joint venture partner for the 2003 budget and the life of mine, based on the December 2002 Reserve, is summarized in Table 19-3.

        TABLE 19-3: DISTRIBUTION OF GOLD PRODUCTION
        ------------------------------------------------------------------------
                                        2003 BUDGET FORECAST     LOM FORECAST
        JV PARTNER         OWNERSHIP %          (OZ)           2003 TO 2011 (OZ)
        ========================================================================
        Placer Dome        68.07              160,954             1,347,421
        Kinross            31.93               75,500               632,043
        TOTAL              100.00             236,454             1,979,464
        ========================================================================

19.6    MARKETS AND CONTRACTS

        Gold is a globally traded metal with prices set daily on the London Metal Exchange (LME) and in New York for dealer purposes. It is traded on various exchanges 24 hours a day during the business week. Gold is used in various forms for jewelry, electronics, and as an investment vehicle.

        The dore bars produced at the mine are shipped under contract to Johnson Matthey for refining.

19.7    ENVIRONMENTAL CONSIDERATIONS

        The Musselwhite Mine operates under Placer Dome's sustainability policy, which commits the operation to a high standard of environmental stewardship. Sustainability is an important issue for every department. This involves protecting human health, reducing the impact of mining on the ecosystem, and returning the site to a state compatible with a healthy environment. Musselwhite has implemented a series of management systems for maintenance, environmental activities and occupational health and safety. Currently, operations at Musselwhite appear to be in compliance with applicable corporate standards and environmental regulations.

        The closure plan involves progressive rehabilitation through an ongoing program of grass seeding. Planning is also underway to conduct annual satellite Ikonos imagery of


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        the property to characterize the condition of the vegetation to indicate the presence or lack of stress factors. This information will be a useful start in compiling a chronological record of reclamation for use in the closure plan to be presented to stakeholders at the end of the mine life.

        Musselwhite is currently looking at various options for its tailings management practices to mitigate the risks associated with tailings and waste rock. One option is a paste backfill/tailings disposal system; another is to produce a sulphide flotation product that would reduce the amount of potential acid generating material. The potential for acid rock drainage from the tailings is taken into account in the closure plan. Stockpiled open-pit waste rock has low potential for acid drainage and will be transported underground for use as rockfill.

        At present, all tailings pass through a water treatment plant for destruction of cyanide before discharge to the tailings pond. Additional remediation occurs naturally in the tailings pond, polishing ponds, and wetlands.

        Local First Nations communities monitor environmental issues through an environmental working committee. First Nations issues are listened to, documented, and addressed in this forum, and mine closure plans are periodically reviewed and analyzed.

19.8    TAXES

        The Musselwhite Mine operates in Ontario, Canada, as a joint-venture. As such, the mine does not pay income taxes directly, but both Kinross and Placer must pay taxes on a corporate level based on their prorated shares of revenue.

        In Ontario, profits are taxed at the federal and provincial levels. Federal taxes are levied on each partner's share of the mine operations taxable income, which is net of direct operating expenses, appropriate share of depreciation of capital and Resource allowances, and deductions for exploration and pre-production development. The net federal tax rate is currently 29.12%. Ontario uses the federal taxable income, with some minor adjustments to deductions and allowances, and taxes this at rate of 11%. In addition, Ontario levies a small capital tax on the paid-up capital of the mine above $5 million. Ontario also levies a mining tax after deductions, including processing allowances, at a 2002 rate of about 14%; this is scheduled to reduce to 10% by 2004.


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19.9    CAPITAL AND OPERATING COSTS

19.9.1  CAPITAL COSTS

        The Musselwhite Mine is an ongoing operation, and capital expenditures are largely associated with system improvements and replacing aging equipment.

        The 2003 budget includes capital expenditures in the range of $15.2 M to cover mobile equipment replacement in the mine, mine development, mill projects, and minor site expenditures. Although the budget allows approximately $1.1 M for the first phase of a pastefill plant study and engineering, the SBP does not appear to explicitly budget for the remaining plant construction capital. A pastefill plant could cost in the range of $10 M depending on specifications and capacities.

        The issue of partial use of paste for backfill is currently under study. When a decision is made, a detailed budget should be developed for the plant and incorporated in the next SBP. Otherwise, the plan must reflect earlier-than-scheduled work to raise the existing tailings dam and costs for alternate storage to accommodate the anticipated tailings production for the rest of the mine life.

19.9.2  OPERATING COSTS

        The mine operating cost budget for each year is compiled in detail from first principles for each department, then aggregated for the budget summary. The long-term projections in the SBP are based on historical costs, projected improvements, and information from feasibility studies in areas that are not fully developed in the mine plan. In general the estimates have been done to industry-acceptable standards and appear to be reasonable. Some of the projected costs are based on yet-to-be implemented improvements and a successful increase in mine capacity to 4,000 t/d. While progress is being made, the mine has yet to achieve this threshold. As such, unit costs per tonne could increase slightly from those indicated, with possible minor impacts on cutoff grade calculations. Actual and budgeted unit operating costs from 1998 to 2003 are summarized in Table 19-4.

        TABLE 19-4: AVERAGE UNIT OPERATING COSTS - 1998 TO 2003 ($/T)
        ------------------------------------------------------------------------
                  1998       1999       2000        2001       2002       2003
                 ACTUAL     ACTUAL     ACTUAL      ACTUAL     ACTUAL     BUDGET
        ========================================================================
        Mine      18.74      20.78      23.54       24.02      31.15      23.06
        Mill       9.76       9.54       9.45       10.58      10.74       9.97
        Plant      0.36       3.59       3.80        4.41       4.23       2.10
        Admin     11.89      11.07      11.20       13.67      19.04      13.95

        TOTAL     40.75      44.98      47.99       52.68      65.16      49.08
        ------------------------------------------------------------------------


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19.10   ECONOMIC ANALYSIS

        The SBP financial model has been reviewed and is considered to accurately reflect the current state of the operation. The model is not a public document and is not included in this report. Overall, the operation shows a positive cash flow and therefore supports the classification of a Mineral Reserve.

19.11   MINE LIFE

        The Proven and Probable Reserves as of 31 December 2002 contain approximately 2.1 M oz of gold in 11.9 Mt, resulting in a projected mine life of 9 years at a mining rate of 4,000 t/d.


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20.0    INTERPRETATIONS AND CONCLUSIONS

        AMEC reviewed pertinent data from the Musselwhite Mine to obtain a sufficient level of understanding to assess the existing Mineral Resource and Mineral Reserve statement. AMEC's general conclusions from this review are as follows:

        o The geology of the Musselwhite Mine is well understood and sound geological interpretations have been applied to the Mineral Resource and Reserve estimate.

        o The database that forms the basis for the Mineral Resource and Reserve estimate consists of over 260,000 assays from 3,261 drill holes. AMEC's validation exercises found no errors in the data. The database is further supported by a QA/QC program involving standard reference materials, blanks, and duplicate samples.

        o Geologically constrained grade block models have been used to estimate the Mineral Resource and Reserve. The methods used are accepted practices. AMEC has performed several validation exercises, including a review of reconciliation results, on the T-Antiform models and found that they provide reasonably accurate predictions of mined tonnage and grade.

        o The cutoff grade strategy is reasonable and is generally similar to industry standard practices.

        o Ongoing development programs are being carried out to identify potential improvements to mill throughput, availability, and operating costs. The addition of the Acacia reactor to the gravity circuit is expected to increase recovery by 0.2% or more.

        o AMEC has found the operating cost estimates to be reasonable based on assumptions regarding equipment replacement and completion of the capital optimization program. In the short-term, it appears that supplying 4,000 tpd of ore to the mill will be a challenge until planned capital equipment replacements and operational improvements are completed in the latter half of this year. A concerted effort should also be made to exploit additional mining areas as quickly as possible to reduce production risk.

        o If the results of the paste study indicate that paste backfill is economically sensible and viable on a total property basis, the current mining method will need to be revised. This may have cost and scheduling impacts that will have to be considered in future Mineral Reserve calculations.

        o The basic assumptions used in the economic forecasts are acceptable and within reasonable market parameters.

        This independent review by AMEC supports the 2002 Musselwhite Mineral Resource and Reserve statement.


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21.0    REFERENCES

        Andrews, A.J., Sharpe, D.R., and Janffi, D.A., 1981: A PRELIMINARY
                RECONNAISSANCE OF THE WEAGAMOW-NORTH CARIBOU LAKE METAVOLCANIC-METASEDIMENTARY BELT, INCLUDING THE OPAPIMISKAN LAKE (MUSSELWHITE) GOLD OCCURRENCE, IN SUMMARY OF FIELD WORK, 1981, by the Ontario Geological Survey, Edited by John Wood, O.L. White, R.B. Barlow, and A.C. Colvine, Ontario Geological Survey, Miscellaneous Paper 100, 255p.

        Archer, R.A., May 1994 report on the 1994 COMPILATION OF THE MUSSELWHITE
                PROPERTY NAND S 533/9 PATRICIA MINING DISTRICT, Northwestern Ontario. PDC Files. Musselwhite Project.

        Breaks, F.W., Bartlett, J.R., Dekemp, E.A., Finamore, P.R., Jo~, G.R.,
                Macdonald, A.J., Shields, H.N. and Wallace, H., 1984:
                OPAPIMISKAN LAKE PROJECT: PRECAMBRIAN GEOLOGY, QUATERNARY GEOLOGY, AND MINERAL DEPOSITS OF THE NORTH CARIBOU LAKE AREA, District of Kenora, Patricia Portion, p. 258-273, in Summary of Field Work, 1984, Ontario Geological Survey, edited by John Wood, Owen L. White, R.B. Barlow, and A.C. Colvine, Ontario Geological Survey, miscellaneous Paper 199, 309p.

        Breaks, F.W., Bartlett, I.R., Osmani, I.A., Finamore, P.F., and Wallace,
                H., 1985: OPAPIMISKAN LAKE PROJECT: PRECAMBRIAN AND QUATERNARY GEOLOGY OF THE NORTH CARIBOU LAKE AREA, District of Kenora, patricia Portion, p. 268-276, in Summary of Field Work and Other activities, 1985, Ontario Geological Survey, edited by John Wood, Owen L. White, R.B. Barlow, and A.C. Colvine, Ontario Geological Survey, Miscellaneous paper 126, 351p.

        Breaks, F.W., Osmani, I.A., and Dekemp, E.A., 1986: OPAPIMISKAN LAKE
                PROJECT: PRECAMBRIAN GEOLOGY OF THE OPAPIMISKAN-FORESTER LAKES AREA, District of Kenora, Patricia Portion, p.368-378, in Summary of Field Work and Other Activities, 1986, Ontario Geological Survey, edited by P.C. Thurston, Owen L. White, R.B. Barlow, M.E. Cherry and A.C. Colvine, Ontario Geological Survey, Miscellaneous Paper 132, 435p. Accompanied by 1 Chart.

        Emslie, R.F., 1962; Wunnimmun Lake (NTS 53A), Ontario; GEOLOGICAL SURVEY
                OF CANADA, Map 1-1962, scale 1:253,440 or 1 inch to 4 miles. Geology 1962.

        Hall, R.S. and Rigg, D.M., 1986: GEOLOGY OF THE WEST ANTICLINE ZONE,
                Musselwhite prospect, Opapimiskan Lake, Ontario, Canada, in MacDonald, A.J. ed., Proceedings of Gold '86, and International i ' Symposium on the Geology of Gold: Toronto, 1986, pp.124-136.

        McMillan, R.H., 1996. IRON FORMATION-HOSTED AU, in Selected British
                Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hoy, T, Editors,


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                British Columbia Ministry of Employment and Investment, Open
                File 1996-13, pages 63-66.

        Musselwhite, 2003. MUSSELWHITE MINE 2002 MINERAL RESOURCE/ORE RESERVE
                STATEMENT. Internal Company Document, compiled January 2003.

        Ontario Geological Survey, 1985: AIRBORNE ELECTROMAGNETIC AND TOTAL
                INTENSITY MAGNETIC SURVEY, OPAPIMISKAN LAKE ~ Area District of Kenora, Patricia Portion, for the Ontario Geological Survey. Published 1 :20,000 scale maps 80716 - 80753

        Owens, D., Et Al Canmet report 1994: MINERALOGICAL CHARACTERIZATION OF
                GOLD ORE, Musselwhite Project for Placer Dome Canada Limited. PDC Files. Musselwhite Project.

        Piroshco, D. and Shields, H.N., 1985: GEOLOGY AND GOLD MINERALIZATION OF
                THE EYAPAMIKAMA LAKE AREA OF THE NORTH CARIBOU LAKE GREENSTONE BELT, District of Kenora (patricia Portion), p. 277-286 in Summary, of Field Work and Other Activities, 1985, Ontario Geological Survey, edited by John Wood; Owen L. White, R.B. Barlow, and A.C. Colvine, Ontario Geological Survey, Miscellaneous i: paper 126, 351p.

        Satterly, J. 1941: GEOLOGY OF THE WINDIGO-NORTH CARIBOU LAKES AREA;
                ONTARIO DEPARTMENT OF MINES, Annual Report Vol. 48, Part 9, p32. Accompanied by Map 48h, Scale 1:63,360 or 1" to 1 mile; and Map 48j, Scale 1: 126,720 or 1 inch to 2 miles.

        Stewart, R.W., Beckett, M.F., Gertzbein, P.M., Deutsch, C.V., and
                Meleske, J.J., 1989: MUSSELWHITE JOINT VENTURE (1973) FEASIBILITY STUDY, Volume One - Geology: Placer Dome Inc. company report.

        Thurston, P.C., Sage, R.P., and Siragusa, G.M., 1975: OPERATION WINISK
                LAKE, District of Kenora (Patricia Portion); Division of Mines OFR5119, 297p., 11 Figures, 18 tables, 53 photos (xerox copies).

        Thurston, P.C., Sage, R.P., and Siragusa, G.M., 1979: GEOLOGY OF THE
                WINISK LAKE AREA, DISTRICT OF KENORA, patricia Portion; Ontario, Geological Survey, Report 193, 169p. (With appendix by R.A. Riley). Accompanied by II Maps 2287 and 2292, scale 1:253,440 or 1 inch to 4 miles and coloured charts A and B.


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